The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and accompanying prospect us are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 7, 2004

Filed Pursuant to Rule 424B(5)
File No. 333-110867

333-110867-01

PROSPECTUS SUPPLEMENT

(To prospectus dated December 12, 2003)

US$

Vale Overseas Limited

    % Guaranteed Notes due 2034

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

Vale Overseas will pay interest on the notes on              and              of each year beginning                 , 2004. The notes will mature on                 , 2034. In the event Vale Overseas or CVRD becomes obligated to pay additional amounts in excess of specified levels as a result of changes in Brazilian or Cayman Islands law, Vale Overseas may redeem the notes at any time in whole but not in part, before their stated maturity at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

The notes will be unsecured obligations of Vale Overseas and will rank equally with Vale Overseas’ unsecured senior indebtedness. The guaranty will rank equally in right of payment with all of CVRD’s other unsecured and unsubordinated debt obligations. The notes will be issued only in registered form in minimum denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof.

Vale Overseas has applied to list the notes on the Luxembourg Stock Exchange.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-13 of this prospectus supplement.

	Per Note	Total
Public offering price(1)%		US$
Underwriting discount	%	US$
Proceeds, before expenses, to Vale Overseas	%	US$
(1) Plus accrued interest from , 2004, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about                 , 2004.

Merrill Lynch & Co.

The date of this prospectus supplement is                 , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

EXCHANGE RATES

There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by intervention by the Central Bank of Brazil. In 1999, the Central Bank of Brazil placed the commercial exchange market and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

Since 1999, the Central Bank of Brazil has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank of Brazil has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see the information appearing under the heading “Risk Factors” in this prospectus supplement.

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated.

	Average for
	Period-end	Period(1)		Low	High
Year Ended
December 31, 1999	1.789	1.851	(1)	1.208	2.165
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.988	(1)	2.270	3.955
December 31, 2003	2.889	3.059	(1)	2.822	3.662

Month Ended
July 2003	2.966	2.894	(2)	2.822	2.966
August 2003	2.967	3.014	(2)	2.953	3.074
September 2003	2.923	2.982	(2)	2.890	2.984
October 2003	2.856	2.865	(2)	2.827	2.903
November 2003	2.949	2.903	(2)	2.856	2.955
December 2003	2.889	2.916	(2)	2.888	2.943
January 2004 (through January 6, 2004)	2.851	2.867	(2)	2.851	2.886

Source:  Central Bank of Brazil.

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.
(2)	Average of the lowest and highest rates in the month.

On January 6, 2004, the commercial selling rate was R$2.851 per US$1.00.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. In this prospectus supplement, unless the context otherwise requires, references to “CVRD,” “we,” “us” and “our” refer to Companhia Vale do Rio Doce, its consolidated subsidiaries and its joint ventures and other affiliated companies, taken as a whole, and references to “Vale Overseas” mean Vale Overseas Limited, a wholly-owned finance subsidiary of CVRD.

Vale Overseas Limited

Vale Overseas is a finance company for the CVRD Group. It is wholly owned by CVRD. Vale Overseas’ business is to borrow money outside Brazil by issuing securities to finance CVRD’s activities outside Brazil or to on-lend it to other CVRD group companies. Vale Overseas is a Cayman Islands exempted company incorporated with limited liability. The issue of the notes will be the third borrowing by Vale Overseas.

Companhia Vale do Rio Doce

CVRD is one of the world’s largest producers and exporters of iron ore and pellets, the largest diversified mining company in the Americas by market capitalization and one of the largest companies in Brazil. CVRD holds exploration claims that cover 7.6 million hectares (18.8 million acres). CVRD operates large logistics systems including railroads and ports that are integrated with its mining operations. Directly and through affiliates and joint ventures, CVRD has major investments in the energy, aluminum-related and steel businesses.

CVRD recorded consolidated gross operating revenues of US$4,282 million in 2002 and US$3,855 million in the first nine months of 2003. Of total gross operating revenues for the first nine months of 2003, 62.9% were attributable to sales of iron ore and pellets, 10.7% were attributable to third-party logistics services, 15.5% were attributable to sales of aluminum-related products, 6.4% were attributable to sales of manganese and ferroalloys and 0.5% were attributable to sales of gold. In 2002 and the first nine months of 2003, CVRD recorded consolidated operating income of US$1,429 million and US$1,252 million, respectively, and consolidated net income of US$680 million and US$1,278 million, respectively.

CVRD’s main businesses are:

•	ferrous minerals: comprised of iron ore, pellets as well as manganese and ferroalloys businesses,

•	non-ferrous minerals: comprised of kaolin, potash, copper and gold businesses,

•	logistics: comprised of railroads, ports and terminals and shipping businesses,

•	holdings: comprised of aluminum and steel businesses, and

•	energy: comprised of power generation businesses.

Mining

CVRD’s primary mining activities involve iron ore. CVRD operates two world-class integrated systems in Brazil for producing and distributing iron ore, each consisting of mines, railroads, port and terminal facilities. The Southern System, based in the states of Minas Gerais and Espírito Santo, contains aggregate estimated proven and probable iron ore reserves of approximately 2.9 billion tons with an average grade of 54% iron. The Northern System, based in the states of Pará and Maranhão, contains aggregate estimated proven and probable iron ore reserves of approximately 1.5 billion tons with an average grade of 67% iron. CVRD also operates ten pellet-producing facilities, six of which are joint ventures with international partners, and has a 50% stake in Samarco Mineração S.A. (“Samarco”), which owns and operates two pelletizing plants. CVRD also produces kaolin and potash. In August 2003, CVRD sold Fazenda Brasileiro, its one remaining operating gold mine. On September 2, 2003, CVRD further expanded its iron ore and kaolin activities by acquiring control of Caemi Mineração e Metalurgia S.A. (“Caemi”), a major Brazilian iron ore and kaolin producer, for US$426.4 million.

In addition, as part of its mineral prospecting and development activities in Brazil, CVRD has acquired extensive experience in exploration techniques and processes specifically designed for use in tropical areas of the world. CVRD’s current mineral exploration efforts are mainly in Brazil and focus on copper, nickel, manganese, kaolin and platinum metals. Expenditures for mineral exploration were US$50 million in 2002. CVRD currently holds claims to explore approximately 7.6 million hectares (18.8 million acres).

Logistics

In its logistics business, CVRD provides customers with various forms of transportation and related support services, such as warehouse, port and terminal services. CVRD is a leading competitor in the Brazilian transportation industry. Each of its iron ore complexes incorporates an integrated railroad network linked to automated port and terminal facilities, and is designed to provide iron ore, freight and passenger rail transportation, bulk terminal storage and ship loading services to us and third parties. For 2002, CVRD’s railroads transported approximately 55% of the total freight tonnage transported by Brazilian railroads, or approximately 171 million tons of cargo, of which 120 million tons were its iron ore and pellets. Of the total amount of iron ore and other products transported, 28% was for third parties and 72% was for us. CVRD’s two wholly-owned railroads, the Vitória-Minas railroad and the Carajás railroad, serve primarily to transport its iron ore products from interior mines to coastal port and terminal facilities. In addition, the Vitória-Minas railroad carries significant amounts of third-party cargo as well as passengers. CVRD provides its bulk transportation services through third parties. CVRD also holds 99.99% of Ferrovia Centro Atlântica S.A. (“FCA”), Brazil’s largest railroad, which primarily transports general cargo.

Aluminum Operations

CVRD conducts major operations in the production of aluminum-related products. They include:

•	Bauxite mining, which CVRD conducts via its 40% interest in Mineração Rio do Norte S.A. (“MRN”). MRN holds substantial bauxite reserves with a low strip ratio and high recovery rate. MRN is the largest bauxite producer in the world and produced 9.9 million tons of bauxite in 2002. In July 2002, CVRD increased its share of the capital of Mineração Vera Cruz S.A. (“MVC”) to 100%. MVC has mining rights in the Paragominas region, in the state of Pará, and expects to begin operations there in the first quarter of 2006.

•	Alumina refining, which CVRD conducts via its 62.09% voting interest in its alumina refining subsidiary, Alunorte-Alumina do Norte do Brasil S.A. (“Alunorte”). Alunorte which has a nominal production capacity of 2.375 million tons of alumina per year.

•	Aluminum metal smelting and marketing, which CVRD conducts through two aluminum smelting joint ventures, Albras-Aluminio Brasileiro S.A. (“Albras”) in which CVRD has a 51.0% interest, and Valesul Aluminio S.A. (“Valesul”) in which it has a 54.5% interest. These joint ventures have a combined production capacity of approximately 520,000 tons of aluminum per year. CVRD’s integrated aluminum operations rank among the largest in Latin America in terms of production volume.

Energy

CVRD currently holds stakes in ten hydroelectric power generation projects (Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II, Foz do Chapecó, Santa Isabel and Estreito), which have a total projected capacity of 4,451 MW. Negotiations are currently underway to return the concession for the Santa Isabel hydroelectric project to the Brazilian government. The Igarapava, the Porto Estrela and the Funil power plants started operations in January 1999, September 2001 and December 2002, respectively. CVRD’s remaining power generation projects are scheduled to start operations within the next five years. The power generated by these plants will be used for CVRD’s own operations.

Other Investments

In addition, CVRD also has investments in four steel companies. In 2002, CVRD sold the last of its core pulp and paper assets. In October 2003, CVRD sold its interest in Fertilizantes Fosfatados S/A – Fosfértil, a company engaged in the fertilizer business.

Business Strategy

CVRD’s goal is to strengthen its standing among the world’s leading mining companies by focusing on diversified growth in mining (mainly based on its own reserves and new exploration initiatives) and developing its new ventures in logistics and energy. CVRD is pursuing disciplined growth in earnings and in cash generation, looking to maximize return on invested capital and the total return to its shareholders. CVRD is emphasizing organic growth in its core businesses, although it will continue to make selective acquisitions in order to complement its strategy and diversify its portfolio.

Over the past several years, CVRD has developed a more efficient governance structure and a robust long-term strategic planning process. Now it is building on these changes with ambitious long-range plans in each of its principal business areas. During the 2003 to 2007 period, CVRD is planning capital expenditures of approximately US$6 billion for organic growth. The following paragraphs highlight specific major strategies.

Maintaining CVRD’s Leadership Position in the Seaborne Iron Ore Market

In 2002, CVRD consolidated its leadership in the seaborne iron ore trade market, achieving an estimated 29.4% of the total 480 million tons traded in the year. In September 2003, it further increased its share of this market through the consolidation of the operations of Caemi. CVRD is committed to maintaining its position in the world iron ore market by keeping in close contact with its customers, focusing its product line to capitalize on industry trends and controlling costs. CVRD believes that its strong relationships with major customers and tailored product line will enable it to achieve this goal.

Expanding Pelletizing Facilities to Accommodate Current Market Demands

CVRD believes that, in the long term, global demand for pellets will continue to outpace the overall iron ore market. It plans to continue investing in the development of this dynamic segment of the market. CVRD built a new pelletizing plant at São Luís and it expanded production capacity at Samarco’s pellet operations. With the addition of the São Luís palletizing plant operations and the completion of the Samarco expansion, CVRD and its joint ventures have increased their total annual production capacity to 53 million tons.

Growing CVRD’s Logistics Business

CVRD believes that the quality of its railway assets and its many years of experience as a railroad and port operator positions it to establish itself as a leading Brazilian logistics company serving both domestic and export markets. CVRD plans to focus on the physical and commercial integration of its transportation assets, and the development of intermodal shipping.

Developing Copper Resources

CVRD believes that its copper projects, which are all situated in the Carajás region, can be among the most competitive in the world in terms of investment cost per ton of ore. When CVRD’s copper mines enter production, they will benefit from CVRD’s transportation facilities serving the Northern System. CVRD entered into a Mineral Risk Contract with Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, providing for the joint development of certain unexplored mineral resources in approximately two million identified hectares of land in the Carajás region. The Mineral Risk Contract also contemplates proportional participation in any financial benefits earned from the development of those resources.

Increasing Aluminum Activities

CVRD plans to develop and increase production capacity in its aluminum-related operations, focusing on bauxite and alumina. MRN and Alunorte concluded an expansion in annual production capacity in 2003. CVRD’s aluminum subsidiary, Albras, increased its production capacity by 46,000 tons in 2002. In addition, CVRD owns large unexplored deposits of high quality bauxite in the states of Pará and Maranhão that will allow it to pursue further growth opportunities in the aluminum sector and is planning to further expand Alunorte’s alumina refinery. CVRD may pursue acquisitions and/or partnerships in the production of primary aluminum, depending on the level of related electricity costs.

Developing Power Generation Projects

Energy management and supply has become a priority for CVRD, driven both by structural change in the industry, and by the risk of rising electricity prices and electricity rationing due to energy shortages, such as those Brazil experienced in the second half of 2001. CVRD has invested in ten consortia to develop hydroelectric power generation projects. The energy generated by those projects will be used for CVRD’s internal needs. Since CVRD is a large consumer of electricity, it expects that investing in the energy business will help protect it against volatility in price and supply of energy.

Vale Overseas’ registered office is at Walker House, PO Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands. CVRD’s principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900, Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3814-4540.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of Notes” in this prospectus supplement and the sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus. In this description of the offering, references to CVRD mean Companhia Vale do Rio Doce only and do not include Vale Overseas or any of CVRD’s other subsidiaries or affiliated companies.

Issuer	Vale Overseas Limited

Guarantor	Companhia Vale do Rio Doce

Notes offered	US$ in principal amount of % Guaranteed Notes due 2034

Guaranty

CVRD will irrevocably and unconditionally guarantee the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of the notes. If Vale Overseas fails to punctually pay any such amount, CVRD will immediately pay the same, subject to limitations due to restrictions on the transfer, conversion, use or control of currency imposed on CVRD by the government of Brazil.

Issue price	% of the principal amount

Maturity	, 2034

Interest rate	The notes will bear interest at the rate of % per annum from , 2004 based upon a 360-day year consisting of twelve 30-day months.

Interest payment dates	Interest on the notes will be payable semi-annually on and of each year, commencing on , 2004.

Ranking	The notes are general obligations of Vale Overseas and are not secured by any collateral. Your right to payment under these notes will be:

•	junior to the rights of secured creditors of Vale Overseas to the extent of their interest in Vale Overseas’ assets. Holders of Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of 18 months of interest in the event of certain political risk events; and

•	equal with the rights of creditors under all of Vale Overseas’ other unsecured and unsubordinated debt.

The guaranty will be a general obligation of CVRD and is not secured by any collateral. Your right to payment under the guaranty will be:

•	junior to the rights of secured creditors of CVRD to the extent of their interest in CVRD’s assets;

•	equal with the rights of creditors under all of CVRD’s other unsecured and unsubordinated debt; and

•	effectively subordinated to the rights of any creditor of a subsidiary of CVRD over the assets of that subsidiary.

As of September 30, 2003, Vale Overseas had US$606 million of debt outstanding. On a consolidated basis, CVRD had US$4,304 million of debt outstanding as of September 30, 2003, US$399 million of which was secured debt. CVRD’s subsidiaries had US$2,259 million of indebtedness outstanding as of September 30, 2003. Of this amount, US$208 million was secured. In addition, at September 30, 2003, CVRD had extended guarantees of borrowings of joint ventures and affiliated companies amounting to US$326 million.

Covenants	The indenture governing the notes contains restrictive covenants that, among other things and subject to certain exceptions, limit CVRD’s ability to:

•	merge or transfer assets, and

•	incur liens,

And, among other things and subject to certain exceptions, limit Vale Overseas’ ability to:

•	merge or transfer assets,

•	incur liens,

•	incur additional indebtedness, and

•	pay dividends.

For a more complete description of CVRD’s and Vale Overseas’ covenants, see “Description of Notes—Certain Covenants” in this prospectus supplement and “Description of Debt Securities—Certain Covenants” in the accompanying prospectus.

Payment of additional amounts

Vale Overseas and CVRD will pay additional amounts in respect of any payments of interest or principal so that the amount you receive after Brazilian or Cayman Islands withholding tax will equal the amount that you would have received if no withholding tax had been applicable, subject to some exceptions as described under “Description of Notes—Payment of Additional Amounts” in this prospectus supplement and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Tax redemption

If, due to changes in Brazilian or Cayman Islands laws relating to withholding taxes applicable to payments of interest, Vale Overseas or CVRD are obligated to pay additional amounts on the notes in respect of Brazilian or Cayman Islands withholding taxes at a rate in excess of 15%, Vale Overseas may redeem the notes in whole, but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Use of proceeds	The net proceeds of this offering will be used for CVRD’s general corporate purposes.

Luxembourg listing	Application has been made to list the notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange.

Rating	The notes have been assigned a foreign currency rating of “ ” by Moody’s Investor Services, Inc. (“Moody’s”).

Risk Factors

See “Risk Factors” and the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before investing in the notes.

Summary Consolidated Financial Data

The tables below present summary consolidated financial data of CVRD at and for the periods indicated. The data in the table below as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2002, have been derived from CVRD’s audited financial statements, which appear in CVRD’s annual report on Form 20-F, incorporated by reference into this prospectus supplement and the accompanying prospectus. The data at and for the nine months ended September 30, 2003 and 2002 have been derived from our unaudited interim financial statements, incorporated by reference into this prospectus supplement and the accompanying prospectus, which in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the operating results to be expected for the entire year ended December 31, 2003. In addition, the following table presents selected financial data as of December 31, 1998, 1999 and 2000 and for each of the two years in the period ended December 31, 1999, which have been prepared in a manner consistent with the information set forth in the consolidated financial statements. You should read the information below in conjunction with our audited and unaudited consolidated financial statements and notes thereto, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

For the year ended December 31,	For the nine months ended September 30,
1998	1999	2000	2001	2002	2002	2003
(in millions of US$)	(unaudited)
Statement of Income Data Net operating revenues	US$	3,553	US$	3,076	US$	3,935	US$	3,935	US$	4,123	US$	3,064	US$	3,712
Cost of products and services	(2,272)	(1,806)	(2,429)	(2,272)	(2,263)	(1,674)	(2,123)
Selling, general and administrative expenses	(171)	(138)	(225)	(241)	(224)	(173)	(168)
Research and development	(48)	(27)	(48)	(43)	(50)	(36)	(45)
Employee profit sharing plan	(29)	(24)	(29)	(38)	(38)	(20)	(23)
Other expenses	(184)	(155)	(180)	(379)	(119)	(73)	(101)

Operating income	849	926	1,024	962	1,429	1,088	1,252

Non-operating income (expenses):
Financial income (expenses)	151	(33)	(107)	(200)	(248)	(240)	(145)
Foreign exchange and monetary losses, net	(108)	(223)	(240)	(426)	(580)	(837)	250
Gain on sale of investments	—	—	54	784	—	—	—

Subtotal	43	(256)	(293)	158	(828)	(1,077)	105

Income before income taxes, equity results and minority interests	892	670	731	1,120	601	11	1,357

Income taxes benefit (charge)	—	(33)	32	218	149	258	(231)
Equity in results of affiliates and joint ventures	80	41	260	(49)	(28)	(71)	295
Change in provision for losses on equity investments	(273)	(268)	62	(4)	(59)	(137)	(77)
Minority interests	(1)	2	1	2	17	50	(56)
Change in accounting practice for asset retirement obligations	—	—	—	—	—	—	(10)

Net income	US$	698	US$	412	US$	1,086	US$	1,287	US$	680	US$	111	US$	1,278

Total cash paid to shareholders(1)	US$	607	US$	452	US$	246	US$	1,066	US$	602	US$	329	US$	248

Other Information:
Ratio of Earnings to Fixed Charges(2)	4.28	x	3.66	x	3.43	x	4.28	x	2.65	x	1.24	x	6.18	x

(1)	CVRD’s distributions to shareholders may take the form of dividends or of interest on shareholders’ equity. Total cash paid to shareholders consists of cash paid during the period in respect of interest on shareholders’ equity.
(2)	To calculate the ratio of earnings to fixed charges, CVRD calculates earnings by adding income before income taxes, equity results and minority interests, fixed charges, amortization of capitalized interest and distributed income of equity investments less capitalized interest. Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend.

	At December 31,										At September 30, 2003
	1998		1999		2000		2001		2002
											(Unaudited)
	(in millions of US$)
Balance Sheet Data
Current assets	US$	2,845	US$	2,490	US$	2,502	US$	2,638	US$	2,589	US$ 3,139
Property, plant and equipment, net		5,261		3,943		3,955		3,813		3,297	5,888
Investments in affiliated companies and joint ventures and other investments and provision for losses on equity investments		1,557		1,203		1,795		1,218		732	990
Other assets		1,385		1,052		1,543		1,839		1,337	1,483

Total assets	US$	11,048	US$	8,688	US$	9,795	US$	9,508	US$	7,955	US$11,500

Current liabilities	US$	2,030	US$	2,072	US$	2,136	US$	1,921	US$	1,508	US$ 2,602
Long-term liabilities(1)		1,169		601		1,061		772		774	1,043
Long-term debt(2)		1,389		1,321		2,020		2,170		2,359	2,921
Minority interest		68		3		9		5		27	293

Total liabilities		4,656		3,997		5,226		4,868		4,668	6,859

Stockholder’s equity:
Capital stock		1,740		1,927		1,927		2,211		2,446	2,869
Additional paid-in capital		498		498		498		498		498	498
Reserves and retained earnings		4,154		2,266		2,144		1,931		343	1,274

Total stockholders’ equity		6,392		4,691		4,569		4,640		3,287	4,641

Total liabilities and stockholders’ equity	US$	11,048	US$	8,688	US$	9,795	US$	9,508	US$	7,955	US$11,500

(1)	Excludes long-term debt.
(2)	Excludes current portion. At September 30, 2003, we had extended guarantees for borrowings of joint ventures and affiliated companies in an aggregate amount of US$326 million. These contingent liabilities do not appear on the face of our consolidated balance sheets, but are disclosed in note 9 to our unaudited consolidated financial statements, incorporated by reference into this prospectus supplement and the accompanying prospectus.

RISK FACTORS

You should carefully consider the following risks described below, as well the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Relating to our Business

Due to our dependence on the global steel industry, fluctuations in the demand for steel could adversely affect our business.

Sales prices and volumes in the worldwide iron ore mining industry depend on the prevailing and expected level of demand for iron ore in the world steel industry. The world steel industry is cyclical. A number of factors, the most significant of these being the prevailing level of worldwide demand for steel products, influence the world steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases, which usually leads to corresponding reductions in demand for iron ore. Global steel output increased in 2002 and the first nine months of 2003, which resulted in higher iron ore demand. Although we expect this to have a positive effect on world contract prices and sales volumes for iron ore in the short term, we cannot guarantee the length of time that demand will remain at current high levels. Future prolonged reductions or declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues. In addition, poor conditions in the global steel industry could result in the bankruptcy of some of our customers.

We are subject to cyclicality and price volatility for iron ore, aluminum and other minerals.

Cyclical and other uncontrollable changes in world market prices affect our iron ore, aluminum and other mining activities. In particular, aluminum is sold in an active world market and traded on exchanges, such as the LME and the Commodity Exchange, Inc. Prices for aluminum are more volatile than iron and pellet prices because they respond more quickly to actual and expected changes in supply and demand. Prolonged declines in world market prices for our products would have a material adverse effect on our revenues.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

Intense competition characterizes the worldwide iron ore industry. We compete with a number of large mining companies, including international mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our principal Asian and European customers. Competition from foreign or Brazilian iron ore producers may result in our losing market share and revenues. Our aluminum, manganese and other activities are also subject to intense competition and are subject to similar risks.

Demand for iron ore in peak periods may outstrip our production capacity, rendering us unable to satisfy customer demand.

Our ability to rapidly increase production capacity to satisfy increases in demand for iron ore is limited. In periods where customer demand exceeds our production capacity, we generally satisfy excess customer demand by reselling iron ore purchased from joint ventures or third parties. If we are unable to satisfy excess customer demand by purchasing from joint ventures or third parties, we may lose customers.

Our reserve estimates may be materially different from mineral quantities that we may actually recover, our estimates of mine life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.

Our reported ore reserves and mineral deposits are estimated quantities of ore and minerals that under present and anticipated conditions have the potential to be economically mined and processed to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. In addition, reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. For example, fluctuations in the market price of metals, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of reserves.

We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is nonproductive. Our exploration programs, which involve significant capital expenditures, may fail to result in the expansion of our reserves or replacement of reserves depleted by current production. If we do not establish new reserves, we will not be able to sustain our current level of production beyond the remaining life of existing mines.

Even if we discover minerals, we remain subject to drilling and production risks, which could adversely affect the mining process.

Once we discover minerals, it can take us a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. It takes substantial time and expenditures to:

•	establish ore reserves through drilling;

•	determine appropriate metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain the ore or extract the metals from the ore; and

•	construct mining and processing facilities for greenfield properties.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

We face rising extraction costs as our deposits decrease.

Ore reserves gradually decrease in the ordinary course of a given mining operation. As reserves decrease, it becomes necessary to use more expensive processes to extract remaining ore. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have operated for long periods, and we will likely experience rising extraction costs per unit in the future at these operations.

Our mining, logistics and energy activities depend on authorizations of regulatory agencies, and changes in regulations could have an adverse effect on our business.

Our mining, logistics and energy activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining, mineral processing, energy producing and trading and logistics activities are also subject to Brazilian laws and regulations, which may change from time to time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unbudgeted capital expenditures, which could lead to an increase in our borrowing costs. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining, logistics and energy activities depend, see “Information on the Company—Regulatory Matters” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Changes in Brazilian environmental laws may adversely affect our mining and energy businesses.

Our operations often involve using, handling, disposing of and discharging hazardous materials into the environment or the use of natural resources, and are therefore subject to the environmental laws and regulations of Brazil. Environmental regulation in Brazil has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. Several Brazilian states in which we operate are currently considering implementing water use fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce. In addition, we are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, which alleges that our Itabira iron ore mining operations have caused environmental and social damages. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see “Information on the Company—Environmental Matters” and “Financial Information—Legal Proceedings” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our Albras joint venture may experience substantial electricity cost increases.

Electricity costs are a significant component of the cost of producing aluminum. Albras obtains electric power at discounted rates from Eletronorte, a state-owned electric power utility. The contract through which Albras purchases electricity from this utility expires in 2004. Albras is unlikely to continue to benefit from such favorable electricity costs following expiration of the contract. Albras is currently trying to negotiate a new contract and is examining other alternatives. Although we expect future energy costs for Albras to be in line with those of its peers in the industry, its costs will likely increase compared to current levels.

The Brazilian government’s responses to energy shortages could adversely affect us.

We are a significant consumer of Brazil’s electricity production, and accounted for 4.5% of total consumption in Brazil in 2002. Brazil faced a shortage of energy during the second half of 2001 as a result of increased demand due to economic growth, inadequate expansion of electric generation in past years and unfavorable hydrological conditions. In response, the Brazilian government implemented an energy-rationing program to alleviate the energy shortage that aimed to decrease energy consumption by at least 20%. As a result of this program, we experienced a temporary reduction in our aluminum and ferroalloy production, both of which use significant amounts of electricity. By the end of 2001, weather conditions improved, leading to increased generation at hydroelectric plants and reducing the immediate risk of energy shortages. Accordingly, the Brazilian government eliminated the restrictions on the use of energy on March 1, 2002 for the northern, northeastern and southeastern regions of Brazil. Energy consumption habits in Brazil have been affected by the energy-rationing, and energy consumption has not returned to prior levels. Although we believe the risk of another energy shortage in the next four years is low, we are unable to assess the long-term impact that the government’s response to future energy shortages may have on our operations, particularly on our aluminum and ferroalloy production.

Changes in government regulations could result in lower returns on our energy sector investments.

The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by the Brazilian electricity regulatory governmental agency, ANEEL. The recently elected Brazilian government has not yet made clear its policy towards the electricity markets. Changes in the laws, regulations or governmental policies regarding the power generation industry, the marketing of energy in the wholesale market or concession requirements could lower the returns we are expecting from our investments in the energy business. For more information on the regulations governing our energy business, see “Information on the Company—Regulatory Matters” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

We are subject to ongoing antitrust investigations.

We are currently involved in 19 proceedings before the Conselho Administrativo de Defesa Econômica (“CADE”), which is the primary Brazilian antitrust regulator. Most of these proceedings involve post-transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics and aluminum businesses. We intend to defend these claims vigorously. We cannot predict the outcome of these proceedings. If CADE were to determine that undue concentration exists in any of our industries, it could impose measures to safeguard competition, which could include requirements that we divest operations or respect price restrictions. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines, which could be substantial.

We are vulnerable to adverse developments affecting other economies.

In 2002, 6.7% of our consolidated net operating revenues were attributable to sales to Japanese customers, 12.9% were attributable to sales to other Asian customers and 36.2% were attributable to sales to European customers. During the nine-month period ending September 30, 2003, 9% of our consolidated net operating revenues were attributable to sales to Japanese customers, 15% to other Asian customers and 32% to European customers. In 2002 and the nine-month period ended September 30, 2003, 7.2% and 13.1%, respectively, of our iron ore and pellets sales were made to customers in China, and the Chinese market was the main driver of demand in the iron ore market. A weakened economy in China or in the other markets where we sell our products could reduce demand for our products in the Chinese market and such other markets, which, in turn, could result in lower revenues and profitability.

Our principal shareholder could have significant influence over our company.

Valepar, our principal shareholder, currently owns 52.3% of our outstanding common stock and 33.6% of our total outstanding capital. For a description of the ownership of our shares, see “Major Shareholders and Related Party Transactions—Principal Shareholder” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval. BNDES, which is controlled by the Brazilian government, owns 9.5% of Valepar through its wholly-owned subsidiary BNDESPAR. Further, the Brazilian government owns a golden share in us that gives it limited veto powers over certain actions that we could propose to take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of this golden share, see “Additional Information—Common Shares and Preferred Shares—General” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Some of our operations depend on joint ventures and could be adversely affected if our joint venture partners do not observe their commitments.

We currently operate important parts of our pelletizing, logistics, energy, aluminum and steel businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to contribute capital, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners fails to observe its commitments, the affected joint venture may not be able to operate in accordance with its business plans or we may have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see “Information on the Company—Lines of Business” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our risk management strategy may not be effective.

We are exposed to fluctuations in interest rates, foreign currency exchange rates, and prices relating to our iron ore and aluminum production. In order to partially protect ourselves against unusual market volatility, we periodically enter into hedging transactions to manage these risks. We do not hedge risks relating to iron ore price fluctuations. See “Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. Our hedging strategy may not be successful in minimizing our exposure to these fluctuations. In addition, to the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

•	industrial accidents;

•	labor disputes;

•	slope failures;

•	environmental hazards;

•	electricity stoppages;

•	equipment or vessel failures; and

•	severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, equipment or vessels. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on CVRD’s business.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by factors in Brazil including:

•	currency fluctuations;

•	inflation;

•	monetary policy and interest rates;

•	fiscal policy;

•	tariff policy;

•	exchange controls;

•	energy shortages; and

•	other political, social and economic developments in or affecting Brazil.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and may harm CVRD’s business.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last twelve years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 9.9% in 2000, 10.4% in 2001, 25.3% in 2002 and 8.7% in 2003 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy, and have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in the value of the real against the value of the U.S. dollar may harm CVRD’s business.

The Brazilian currency has historically suffered frequent devaluation and depreciation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

The real depreciated 34.3% against the U.S. dollar in 2002, and appreciated 22.3% during 2003. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Depreciation of the real creates additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. In contrast, appreciation of the real tends to have a negative impact on our margins because most of our costs are denominated in reais, while most of our revenues are denominated in U.S. dollars. Moreover, appreciation of the real against the U.S. dollar may lead to a deterioration of Brazil’s current account and the balance of payments, as well as dampen export-driven growth. For additional information about historical exchange rates, see “Exchange Rates” in this prospectus supplement.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations.

International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis in 1998 and the Argentinian financial crisis which occurred in 2001 and 2002), investors have viewed investments in emerging markets with heightened caution. This has resulted in a significant outflow of U.S. dollars from Brazil, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect our share price and the value of the notes.

Risks Relating to the Notes

CVRD’s subsidiaries, affiliated companies and joint ventures are not obligated under the notes or the guaranty, and these companies’ obligations to their own creditors will effectively rank ahead of CVRD’s obligations under the guaranty.

Vale Overseas is the obligor under the notes, and only the parent company, CVRD, is obligated under the guaranty of the notes.

Vale Overseas has no operations or assets. In the future it may hold unsecured obligations from other CVRD subsidiaries to repay loans. These other subsidiaries will not be liable under the notes or the guaranty, and they may not have the ability to repay their loans from Vale Overseas.

CVRD conducts a significant amount of business through subsidiaries, affiliated companies and joint ventures, none of which are obligated under the notes or the guaranty. In the first nine months of 2003, the subsidiaries were responsible for approximately 24.9% of CVRD’s consolidated U.S. GAAP revenues from operations and approximately 16.1% of CVRD’s consolidated U.S. GAAP net cash flows provided by operating activities. The claims of any creditor of a subsidiary, affiliated company or joint venture of CVRD would rank ahead of CVRD’s ability to receive dividends and other cash flows from these companies. As a result, claims of these creditors would rank ahead of CVRD’s ability to access cash from these companies in order to satisfy its obligations under the guaranty. In addition, these subsidiaries, affiliated companies and joint ventures may be restricted by their own loan agreements, governing instruments and other contracts from distributing cash to CVRD to enable CVRD to perform under its guaranty. At September 30, 2003, 18.1% of CVRD’s consolidated U.S. GAAP liabilities were owed by subsidiaries of CVRD, which is the only obligor under the guaranty, meaning that the creditors under these liabilities would rank ahead of investors in the notes in the event of CVRD’s insolvency.

The indenture governing the notes contains restrictions on the conduct of business by Vale Overseas and CVRD, including limits on their ability to grant liens over their assets for the benefit of other creditors. These restrictions do not apply to CVRD’s other subsidiaries, affiliated companies and joint ventures, and these companies are not limited by the indenture in their ability to pledge their assets to other creditors.

In addition, holders of the Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of eighteen months of interest in the event of certain political risk events.

There may not be a liquid trading market for the notes.

The notes are new securities with no established trading markets. There can be no assurance that a liquid trading market for the notes will develop or, if one develops, that it will be maintained. If an active market for the notes does not develop, the price of the notes and the ability of a holder of notes to find a ready buyer will be adversely affected.

We may not be able to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and U.S. dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

We would be required to pay bankruptcy judgments only in reais.

Any judgment obtained against CVRD in the courts of Brazil in respect of any of CVRD’s payment obligations under the notes will be expressed in reais equivalent to the U.S. dollar amount of such sum at the commercial exchange rate on the date at which such judgment is rendered. Accordingly, in case of bankruptcy, all credits held against CVRD denominated in foreign currency shall be converted into reais at the prevailing rate on the date of declaration of bankruptcy by the judge. In any case, further authorization by the Central Bank of Brazil shall be required for the conversion of such reais-denominated amount into foreign currency and for its remittance abroad.

Developments in other countries may affect prices for the notes.

The market value of securities of Brazilian companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, in October 1997, prices of both Brazilian debt securities and Brazilian equity securities dropped substantially, precipitated by a sharp drop in the value of securities in Asian markets. The market value of the notes could be adversely affected by events elsewhere, especially in emerging market countries.

USE OF PROCEEDS

The net proceeds of this offering will be used for CVRD’s general corporate purposes. See “Recent Developments—Liquidity and Capital Resources—Overview” for a description of CVRD’s anticipated cash needs for 2004. The amount of the net proceeds of this offering, after deducting commissions and expenses, is expected to be approximately US$            .

CAPITALIZATION OF CVRD

The table below sets forth CVRD’s consolidated capitalization at September 30, 2003 on an actual basis and as adjusted to give effect to the issuance of the notes offered hereby, the net proceeds of which, after deducting commissions and expenses, are expected to be approximately US$            .

You should read the table together with CVRD’s consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and accompanying prospectus.

	At September 30, 2003
	Actual		As adjusted
	(in millions of US$)
Debt included in current liabilities:
Current portion of long-term debt	US$	1,147	US$	1,147
Short-term debt		129		129
Loans from related parties		101		101
Debt included in long-term liabilities:
Long-term debt (excluding current portion):
Secured		399
Unsecured		2,522

Total long-term debt (excluding current portion)		2,921
Loans from related parties		6		6

Total debt		4,304
Minority interest		293		293

Stockholders’ equity:
Preferred shares—600,000,000 shares authorized and 138,575,913 issued		1,055		1,055
Common shares—300,000,000 shares authorized and 249,983,143 issued		1,902		1,902
Treasury shares—4,715,170 common and 4,183 preferred shares		(88)		(88)
Additional paid-in capital		498		498
Retained earnings:
Appropriated		2,251		2,251
Unappropriated		3,472		3,472
Other cumulative comprehensive income		(4,449)		(4,449)

Total stockholders’ equity		4,641		4,641

Total capitalization (total stockholders’ equity plus total debt)	US$	8,945	US$

Except as disclosed in this prospectus supplement under “Recent Developments,” there has been no material change to the consolidated capitalization of CVRD since September 30, 2003.

RECENT DEVELOPMENTS

Results of operations for the nine-month periods ended September 30, 2003 and 2002

Overview

Driven by higher net revenues, higher operating income, positive exchange rate effects and the improved performance of our affiliates and joint ventures, our net income of US$1,278 million in the first nine months of 2003 was more than ten times higher than the US$111 million we recorded in the same period in 2002. Highlights from the first nine months of 2003 include:

•	a 21.1% increase in net operating revenues compared to the same period in 2002, primarily reflecting exceptionally high demand for iron ore and pellets and higher aluminum-related revenues due to our consolidation of Alunorte beginning in June 2002;

•	foreign exchange and monetary gains of US$250 million in the first nine months of 2003, compared to foreign exchange and monetary losses of US$837 million in the same period in 2002; and

•	a turnaround in the performance of our joint ventures and affiliates, which contributed US$218 million to net income in the first nine months of 2003, after reducing our net income by US$208 million in the same period in 2002.

Acquisitions

We completed two significant acquisitions during the third quarter of 2003.

•	On September 2, 2003, we completed our acquisition of Mitsui’s interest in Caemi, and now own 100% of Caemi’s common shares and 40% of its preferred shares, totaling 60.2% of Caemi’s share capital. We began consolidating Caemi effective September 1, 2003. Caemi and its subsidiaries contributed US$59 million to our gross revenues from iron ore for the first nine months of 2003. Our acquisition of Caemi also gives us a controlling interest in Cadam, a kaolin producer. Cadam contributed US$10 million to our gross revenues from kaolin for the first nine months of 2003.

•	On September 12, 2003, we completed our acquisition of FCA. We began consolidating FCA on September 1, 2003. FCA contributed US$17 million to our gross revenues from logistics during the first nine months of 2003.

Exchange rate effects

Exchange rate effects had a significant positive effect on our net income in the first nine months of 2003. The average rate of exchange was R$2.68 to US$1.00 during the first nine months of 2002 and R$3.13 to US$1.00 during the same period in 2003, representing a 14.4% depreciation of the real relative to the U.S. dollar. This decline in the average value of the real relative to the U.S. dollar had a positive effect on our revenues, most of which are denominated in U.S. dollars, and helped reduce our costs, most of which are denominated in reais.

At the same time, although the average value of the real relative to the U.S. dollar was lower in the first nine months of 2003 than in the same period in 2002, the real appreciated by 20.9% relative to the U.S. dollar in the first nine months of 2003, from R$3.533 to US$1.00 at December 31, 2002 to R$2.923 to US$1.00 at September 30, 2003. As a result of this appreciation relative to the U.S. dollar, we recorded substantial foreign exchange and monetary gains on our U.S. dollar-denominated debt in the first nine months of 2003. In contrast, in the same period in 2002, the real depreciated against the dollar, causing us to record substantial foreign exchange and monetary losses.

Revenues

Our net operating revenues increased 21.1% from US$3,064 million in the first nine months of 2002 to US$3,712 million in the same period in 2003. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Nine months ended September 30,
	2003		2002
	(unaudited) (millions of US$)
Iron ore and pellets
Iron ore	US$	1,841	US$	1,606
Pellets		584		477

Subtotal		2,425		2,083
Gold		21		90
Manganese and ferroalloys		245		216
Potash		70		67
Kaolin		55		33
Revenues from logistic services		412		360
Aluminum-related products		598		312
Other products and services		29		20

Gross revenues		3,855		3,181
Value added tax		(143)		(117)

Net operating revenues	US$	3,712	US$	3,064

Iron ore and pellets

Driven primarily by strong demand from China, together with a modest expansion in other markets, the global seaborne iron ore market is currently experiencing the highest demand pressure it has faced in the past two decades. Reflecting these global market conditions, in the first nine months of 2003, customer demand for iron ore and pellets exceeded CVRD’s production capacity, continuing the trend experienced in the second half of 2002. Our gross revenues for the first nine months of 2003 were also positively affected by price increases. We reached initial agreements with major steelmakers in May and June 2003 under which our reference prices for iron ore and pellets increased by an average of 9.0% and 9.8% respectively. Reflecting these positive volume and pricing trends, our gross revenues from iron ore and pellets increased 16.4%, from US$2,083 million in the first nine months of 2002 to US$2,425 million in the same period in 2003.

Iron Ore.    Gross revenues from iron ore increased by 14.6% from US$1,606 million in the first nine months of 2002 to US$1,841 million in same period in 2003, driven primarily by a 6.9% increase in shipments of iron ore from 106.5 million tons in the first nine months of 2002 to 113.8 million tons in the same period in 2003. The volume growth was driven primarily by continued growth in shipments to China, which increased by 24.7% compared to the first nine months of 2002. Shipments for the first nine months of 2003 also include one month’s worth of shipments by Caemi, which we began consolidating on September 1, 2003. Actual average selling prices for iron ore were 6.7% higher in the first nine months of 2003 than in the same period in 2002, primarily reflecting the price increases agreed with major steelmakers in May 2003.

Pellets.    Gross revenues from pellets increased by 22.4% from US$477 million in the first nine months of 2002 to US$584 million in the same period in 2003. The increase was primarily driven by a 22.6% increase in volume shipped, from 13.7 million tons in the first nine months of 2002 to 16.8 million tons in the same period in 2003. The increase in volume resulted primarily from a 204.0% increase in shipments to Argentina, a 72.4% increase in shipments to Brazil and a 83.9% increase in shipments to China. The average selling price for pellets increased by 4.3% in the first nine months of 2003 compared to the same period in 2002, reflecting the impact of the price increases agreed with major steelmakers in June 2003.

Gold

Gross revenues from sales of gold decreased 76.7%, from US$90 million in the first nine months of 2002 to US$21 million in the same period in 2003, reflecting the closure of our Igarapé Bahia gold mine in 2002 and lower yields from our Fazenda Brasileiro mine prior to its sale in August 2003. These developments led to a 79.5% decrease in volume sold. The volume declines were partially offset by a 16.5% increase in average selling prices in the first nine months of 2003 reflecting higher world gold prices due primarily to the devaluation of the U.S. dollar relative to other currencies and the war in Iraq.

In June 2003, we signed an agreement with Yamana Resources Inc., to sell Fazenda Brasileiro for US$21 million. The sale was completed in August 15, 2003. Since completion of the sale, our gold operations have been interrupted, and we do not expect them to resume until the start-up of the copper projects that we are currently developing in Carajás, which we expect to produce gold as a by-product of the copper mining process.

Manganese and ferroalloys

Gross revenues from sales of manganese and ferroalloys increased by 13.4% from US$216 million in the first nine months of 2002 to US$245 million in the same period in 2003. This increase resulted from:

•	A 31.0% increase in sales of manganese, from US$ 29 million in the first nine months of 2002 to US$38 million in the same period in 2003. The sales increase was driven primarily by higher sales volume, which rose by 25.1% mainly reflecting higher shipments of manganese sinter feed from our Carajas mines to China. Revenues were also positively affected by higher average selling prices, which increased by 2.7% compared to the same period in 2002.

•	A 10.7% increase in gross revenues from ferroalloys from US$187 million in the first nine months of 2002 to US$207 million in the same period in 2003. The increase was driven by strong demand for our principal ferroalloy products, which experienced a 6.0% increase in average selling prices and a 5.7% increase in volume.

Potash

Gross revenues from sales of potash increased by 4.5% from US$67 million in the first nine months of 2002 to US$70 million in the same period in 2003. The increase was driven by a 9.4% increase in average selling prices, reflecting strong demand. The higher average selling prices were partially offset by lower sales volume, which decreased 4.4% in the first nine months of 2003. Shipments were higher in the first nine months of 2002 because we sold inventories on hand in addition to volumes produced in that period. Demand for potash in the first nine months of 2003 exceeded production capacity, and we expect this trend to continue for the remainder of 2003.

Kaolin

Gross revenues from sales of kaolin increased by 66.7% from US$33 million in the first nine months of 2002 to US$55 million in the same period in 2003. The increase in gross revenues resulted primarily from a 59.2% increase in total volume shipped, which was driven both by increased marketing efforts and the consolidation of Cadam, the kaolin subsidiary of Caemi, beginning September 1, 2003.

Logistic services

Gross revenues from logistic services increased by 14.4% to US$412 million in the first nine months of 2003 from US$360 million in the same period in 2002. A large part of the performance in logistics services in first nine months of 2003 can be explained by our exploitation of opportunities provided by agricultural production, especially grains, and by increased shipments due to higher Brazilian steel production in the first nine months of 2003. Our gross revenues were also positively affected by the consolidation of FCA beginning September 1, 2003. In particular, the increase in gross revenues from logistic services reflects:

•	A 10.4% increase in gross revenues from port operations from US$96 million in the first nine months of 2002 to US$106 million in the corresponding period in 2003. The increase in port operations gross revenues was driven by a 10.8% increase in services rendered, reflecting increased shipments of grains destined for the export market. The volume growth was partially offset by a 5.0% decrease in average selling prices, primarily reflecting the impact of the devaluation of the real on port operations prices, most of which are quoted in reais.

•	A 11.1% increase in gross revenues from shipping, from US$54 million in the first nine months of 2002 to US$60 million in the same period in 2003. This increase in gross revenues was driven by:

A 57.1% increase in gross revenue from bulk transportation, from US$21 million in the first nine months of 2002 to US$33 million in the same period in 2003, driven primarily by a substantial increase in volume transported in the first nine months of 2003. This increase primarily reflects activities beginning in the second half of 2002, when we decided to continue providing dry bulk transportation services using chartered services. Average selling prices increased by 63.3% in the first nine months of 2003 compared to the same period in 2002 due to a combination of high world market demand for iron ore transportation (mainly to China) and a limited number of available ships. The higher prices also reflect a change in the mix of other products transported.

A 18.2% decrease in gross revenue from cargo transportation, from US$33 million in the first nine months of 2002 to US$27 million in the same period in 2003, reflecting a 14.0% decrease in volume transported, and a 3.1% decrease in average selling prices. The decrease in volume resulted primarily from the removal of one ship from service during the first half of 2003 for maintenance and the end of a charter contract with one of our customers in the first nine months of 2003. The decrease in average selling prices primarily reflects the impact of the devaluation of the real on our prices, most of which are denominated in reais.

•	Gross revenues from railroad transportation increased 17.1% from US$210 million in the first nine months of 2002 to US$246 million in the same period in 2003. The increase in gross revenues from railroad transportation primarily reflects a 11.6% increase in average selling prices due to fare increases at the end of 2002 and in the first nine months of 2003, and a 0.3% increase in volume transported. Gross revenues from railroad transportation also include US$17 million of revenues generated in the month of September by FCA, which we began consolidating on September 1, 2003.

Aluminum-related products

Gross revenues from aluminum products increased 91.7% from US$312 million in the first nine months of 2002 to US$598 million in same period in 2003. This increase resulted from:

•

A US$260 million increase in gross revenues from sales of alumina from US$86 million in the first nine months of 2002 to US$346 million in the same period in 2003. The increased revenues from alumina reflect the consolidation of Alunorte beginning in June 2002, when we acquired control of this previously affiliated company. Gross revenues in the first nine months of 2003 were also positively affected by the completion of a recent capacity expansion at Alunorte, which went on-line in March 2003. Average selling prices for alumina were 5.6% higher in the first nine months of 2003 than in the same period in 2002, reflecting the increase in demand for alumina in the world market.

•	A 10.6% increase in gross revenues from sales of aluminum, from US$207 million in the first nine months of 2002 to US$229 million in the same period in 2003. The increase in gross revenues from aluminum resulted from increased worldwide demand for aluminum, which led to a 6.2% increase in volume sold, and a 0.2% increase in average selling prices.

•	A 21.1% increase in gross revenues from sales of bauxite, from US$19 million in the first nine months of 2002 to US$23 million in the same period in 2003. The increase in gross revenues from bauxite resulted from a 2.8% increase in volume sold, and a 18.9% increase in average selling prices that reflected both a general rise in worldwide bauxite prices and the end of an arrangement under which we charged one of our customers prices at 2001 levels during the first half of 2002.

Other products and services

Gross revenues from other products and services increased 45.0% from US$20 million in the first nine months of 2002 to US$29 million in the same period in 2003, primarily reflecting the sale by Rio Doce Manganese Europe of excess energy to third parties in the Norwegian market during the conversion of its plant, which more than offset the decline in revenues due to our exit from the pulp and paper business, which was completed in 2002.

Operating costs and expenses

The following table summarizes our operating costs and expenses for the periods indicated.

	Nine months ended September 30,
	2003		2002
	(unaudited) (millions of US$)
Cost of ores and metals sold	US$	1,396	US$	1,187
Cost of logistic services		232		196
Cost of aluminum-related products		484		273
Others		11		18

Cost of goods sold		2,123		1,674
Selling, general and administrative expenses		168		173
Research and development, employee profit sharing plan and other cost and expense		169		129

Total operating costs and expenses	US$	2,460	US$	1,976

Cost of goods sold

Total cost of goods sold increased 26.8% from US$1,674 million in the first nine months of 2002 to US$2,123 million in the same period in 2003. CVRD’s costs, as expressed in U.S. dollars, were positively affected by the depreciation of the real against the U.S. dollar because the majority of CVRD’s costs and expenses are denominated in reais. The average rate of exchange was R$2.68 to US$1.00 during the first nine months of 2002 and R$3.13 to US$1.00 during the same period in 2003, representing a depreciation of 14.4%.

Cost of ores and metals sold increased by 17.6% to US$1,396 million in the first nine months of 2003 from US$1,187 million in the same period in 2002, primarily due to increased production volumes required by the 16.4% increase in sales of iron ore and pellets. A portion of the increase in the cost of ores and metals sold also reflects the higher costs associated with purchases of iron ore from third parties to meet excess demand. The cost of ores and metals during the first nine months of 2003 also includes US$39 million in costs generated by Caemi after its consolidation beginning on September 1, 2003.

Cost of logistic services increased by 18.4% from US$196 million in the first nine months of 2002 to US$232 million in the same period in 2003, whereas the corresponding revenue increased by 14.4%. The increase in costs at a rate greater than the increase in revenues primarily reflects an increase in the number of ships chartered by Docenave. Cost of logistic services for the first nine months of 2003 also includes US$16 million in costs generated by FCA after its consolidation beginning on September 1, 2003.

Cost of aluminum-related products increased by 77.3% from US$273 million in the first nine months of 2002 to US$484 million in the same period in 2003. The increase is primarily due to the consolidation of Alunorte beginning in June 2002, which increased our consolidated costs by US$173 million during the first nine months of 2003 compared with the same period in 2002.

Cost of other products and services declined 38.9% from US$18 million in the first nine months of 2002 to US$11 million in the same period in 2003, primarily due to lower volumes of pulp purchases following our exit from the pulp and paper business.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased 2.9% from US$173 million in the first nine months of 2002 to US$168 million in the same period in 2003. Despite higher real-denominated expenses in the first nine months of 2003 related to increased volumes, our costs as expressed in U.S. dollars declined due to the depreciation of the real against the U.S. dollar.

Non-operating income (expenses)

The following table details our non-operating income (expenses) for the periods indicated.

	Nine months ended September 30,
	2003		2002
	(unaudited) (millions of US$)
Financial income	US$	84	US$	87
Financial expenses		(229)		(327)
Foreign exchange and monetary gains (losses, net)		250		(837)

Non-operating income (expenses)	US$	105	US$	(1,077)

Net non-operating income in the first nine months of 2003 amounted to US$105 million compared to net non-operating expenses of US$1,077 million in the same period in 2002. This change primarily reflects:

•	The positive effect of exchange rate movements on our net U.S.-dollar denominated liabilities (mainly short and long-term debt less cash and cash equivalents). Our net foreign exchange and monetary result generated a gain of US$250 million in the first nine months of 2003 compared to a loss of US$837 million in the same period in 2002.

•	A decrease in financial income from US$87 million in the first nine months of 2002 to US$84 million in the same period in 2003 due to reductions in global interest rates.

•	A decrease in financial expenses from US$327 million in the first nine months of 2002 to US$229 million in the same period in 2003, primarily as a result of a decline in global interest rates compared to the first nine months of 2002.

Income Taxes

In the first nine months of 2003 we recorded a tax expense of US$231 million, compared to a tax benefit of US$258 million in the same period in 2002. Our tax expense at statutory rates would have been US$461 million in the first nine months of 2003 and US$4 million in the same period in 2002. The difference is principally due to the tax benefit of tax-deductible dividends that we pay in the form of interest on shareholders’ equity, which amounted to US$229 million in the first nine months of 2003, as compared to US$90 million in the same period in 2002. Income tax expense in the first nine months of 2003 was also affected by the recording of a US$33 million expense in respect of exempt foreign income in the first nine months of 2003, compared to a tax benefit of US$174 million in the same period in 2002. This resulted from changes in Brazilian tax legislation regarding the treatment of foreign income.

Affiliates and Joint Ventures

Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments resulted in a gain of US$218 million in the first nine months of 2003 compared to a loss of US$208 million in the same period in 2002. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Nine months ended September 30,
	2003		2002
	(unaudited)
	(millions of US$)
Iron Ore and Pellets
Equity in results of affiliates and joint ventures	US$	95	US$	(78)
Provision for losses on equity investments		10		(17)

Subtotal		105		(95)

Logistics
Equity in results of affiliates and joint ventures		3		(20)
Provision for losses on equity investments		(88)		(61)

Subtotal		(85)		(81)

Aluminum and Bauxite
Equity in results of affiliates and joint ventures		121		16
Provision for losses on equity investments		1		(59)

Subtotal		122		(43)

Steel
Equity in results of affiliates and joint ventures		61		8
Provision for losses on equity investments		—		—

Subtotal		61		8

Others
Equity in results of affiliates and joint ventures		15		3

Subtotal		15		3

Total
Equity in results of affiliates and joint ventures		295		(71)
Provision for losses on equity investments		(77)		(137)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	218	US$	(208)

Iron Ore and Pellets.    Our equity in the results of iron ore, pellet affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$105 million in the first nine months of 2003, compared to a loss of US$95 million in the same period in 2002. The higher gain in the first nine months of 2003 resulted primarily from improved results at Caemi (which contributed US$15 million to our net income in the first nine months of 2003 after reducing our net income by US$87 million in the same period in 2002) prior to its consolidation in September 2003, Samarco (which contributed US$59 million to our net income in the first nine months of 2003 after reducing our net income by US$3 million in the same period in 2002) and Kobrasco (which contributed US$10 million to our net income in the first nine months of 2003 after reducing our net income by US$19 million in the same period in 2002). The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets and an increase in market share.

Logistics.    In the first nine months of 2003, our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a net loss of US$85 million, compared with a net loss of US$81 million in the same period in 2002. The higher net loss in the first nine months of 2003 was driven primarily by the recording of a provision for losses related to FCA (prior to its consolidation in September 2003) of US$92 million in the first nine months of 2003, compared to a provision for losses related to FCA of US$32 million in the same period in 2002. We recorded higher provisions for losses related to FCA in the first nine months of 2003 due to a sharp rise in costs related to FCA’s principal concession contract. The higher provisions for losses related to FCA were offset by an improvement at MRS Logistica, where we reversed a provision for losses of US$6 million in the first nine months of 2003, after recording negative equity of US$20 million and a provision for losses of US$14 million in the same period in 2002.

Aluminum-related.    Our equity in the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments improved from a net loss of US$43 million in the first nine months of 2002 to a net gain of US$122 million in same period in 2003, due primarily to improved results of Albrás, which contributed US$94 million (in the form of US$93 million of equity in its results and a US$1 million release of a provision for losses) to our net income in the first nine months of 2003, compared with a provision for losses of US$59 million in the same period in 2002. The loss in the first nine months of 2002 included a net loss of US$23 million related to Alunorte prior to its consolidation beginning on June 30, 2002.

In the first nine months of 2003, our affiliates in the aluminum sector recorded exchange gains due to the effects of the appreciation of the real at September 30, 2003 compared to December 31, 2002 on their foreign currency denominated debt. In addition to exchange rate effects, the operating results of Albrás, Valesul and MRN in the first nine months of 2003 were influenced by the following factors:

•	Albrás. In the first nine months of 2003, Albrás generated net income of US$183 million on net sales of US$431 million, compared to a net loss of US$143 million in the same period in 2002 on net sales of US$393 million. Our portion of net income of Albrás was US$94 million in the first nine months of 2003 compared with a provision for losses of US$59 million in the same period in 2002. The 9.7% increase in net sales at Albras resulted primarily from a 6.0% increase in sales volume due to increased worldwide demand for Aluminum and process improvements that helped expand production capacity. This increase in sales volume was reinforced by a 2.3% increase in the average sales price of aluminum from US$1,313.92 per ton in the first nine months of 2002 to US$1,343.84 per ton in the same period in 2003. The impact of the appreciation of the real on Albrás’ foreign currency denominated debt was the main driver for the increase in earnings during the period.

•	Valesul. In the first nine months of 2003, Valesul generated net income of US$14 million on net sales of US$110 million, compared to net income of US$16 million in the same period in 2002 on net sales of US$100 million. CVRD’s portion of the net income of Valesul was US$7 million in the first nine months of 2003 compared to US$8 million in the same period in 2002.

•	MRN. In the first nine months of 2003, MRN generated net income of US$53 million on net sales of US$177 million, compared to net income of US$77 million in the same period in 2002 on net sales of

US$118 million. Our portion of the net income of MRN was US$21 million in the first nine months of 2003 and US$31 million in the same period in 2002. The decline in profitability at MRN primarily reflects an increase in financial expenses in the first nine months of 2003 compared to the same period in 2002 due to the financing of the capacity expansion that was completed in March 2003. This factor more than offset the positive impact of an increase in MRN’s revenues in the first nine months of 2003 compared to the same period in 2002 due to a 40.5% increase in sales volume and a 2.0% increase in average selling prices for bauxite and the gain on sales of shares of Alunorte in the second quarter of 2002.

Steel.    In the first nine months of 2003, CVRD recorded a net gain of US$61 million in respect of its equity in the results of steel affiliates and joint ventures and provisions for losses on equity investments, after recording a net loss of US$8 million in the same period in 2002. The increase reflects improved performance at each of Usiminas, and CST, which more than offset lower returns in respect of our investment in CSI. The improved performance at CST primarily reflects increase in average selling prices and the positive impact of exchange rate variations on CST’s U.S. dollar-denominated debt, partially offset by decrease sales volume. The improved performance at Usiminas primarily reflects increased sales volumes and the positive impact of exchange rate variations on Usiminas’ U.S. dollar-denominated debt. Our equity in the results of CSI declined from US$12 million in the first nine months of 2002 to US$1 million in the same period in 2003, reflecting lower volumes sold by CSI in the first nine months of 2003.

Other Affiliates.    Our equity in the results of our other affiliates and joint ventures and related provisions for losses on equity investments improved from a net gain of US$3 million in the first nine months of 2002 to a net gain of US$15 million in the same period in 2003. This improvement reflects improved results at Fosfertil due primarily to the impact of the appreciation of the real on Fosfertil’s foreign currency denominated debt. In October 2003, we sold our interest in Fosfertil to Bunge Fertilizantes S.A. for R$240 million (US$84 million).

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our currently anticipated capital requirements.

In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments either directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods.

In the last quarter of 2003, we expect our major cash needs to amount to approximately US$1.1 billion, which includes payment of dividends, repayment of debt and capital expenditures. We currently expect to meet our cash needs for the remainder of 2003 primarily through a combination of operating cash flow and cash and cash equivalents on hand.

We expect our major cash needs in the last quarter of 2003 and during 2004 to include repayment or refinancing of US$1,360 in long-term debt that matures by the end of 2004, as well as capital expenditures and dividend payments for 2004 in amounts that have not yet been determined. We expect to meet these cash needs through a combination of operating cash flow, cash and cash equivalents on hand, and new debt.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At September 30, 2003, we had cash and cash equivalents of US$1,340 million. Our operating activities generated positive cash flows of US$1,243 million in the first nine months of 2003. In addition to the above sources of liquidity, we believe we are well-positioned to raise additional capital in the debt markets to the extent needed. On December 2, 2003, we filed a shelf registration statement with the U.S. Securities and Exchange Commission that upon effectiveness will permit us to offer up to US$2 billion in one or more offerings of debt securities either directly or through a wholly-owned finance subsidiary. In addition, we are among the most highly rated Brazilian corporate borrowers, which we believe enhances our ability to access the debt markets.

Uses of Funds

Capital Expenditures

In the first nine months of 2003, we used US$1,421 million in investing activities, of which US$949 million constituted capital expenditures. We expect to incur a total of approximately US$1.5 billion in capital expenditures for the year 2003, which is lower than the US$1.7 billion we announced at the beginning of 2003. This difference is mainly due to capacity constraints in the railroad equipment industry, which will not be able to deliver all of the locomotives and wagons we planned to order for 2003.

Dividends

We paid dividends of US$215 million on April 30, 2003 and paid aggregate dividends of US$460 million on October 31, 2003. No further dividend payments are expected for the remainder of 2003.

In accordance with our dividend policy, our board of directors will determine by January 31, 2004 a minimum dividend per share, expressed in US Dollars, to be distributed in 2004 to its shareholders. This amount will be paid in reais, equivalent to the value stipulated in US Dollars, in two installments, to be paid in the months of April and October, in the form of dividends and/or interest on shareholders equity. The minimum dividend amount for 2004 has not yet been determined.

Debt

At September 30, 2003, we had aggregate outstanding debt of US$4,304 million, consisting of short-term debt (including US$1,147 million in current portion of long-term debt) of US$1,377 million, and long-term debt (excluding current portion) of US$2,927 million. At September 30, 2003, approximately US$487 million of our debt was secured by liens on some of our assets.

Of the total amount of long-term debt outstanding at September 30, 2003:

•	US$250 million relates to the 4.43% Notes due 2013 issued on July 24, 2003, under CVRD Finance Ltd’s securitization program;

•	US$300 million related to the 9% Guaranteed Notes due 2013 issued on August 8, 2003 by Vale Overseas Limited and guaranteed by CVRD; and

•	US$199 million and US$132 million relate to debt obligations of Caemi and FCA, respectively, each of which we began consolidating on September 1, 2003.

The following table summarizes the maturity profile of our long-term debt obligations at September 30, 2003.

	Payments Due by Period
	Total		Less than 1 year		Q4 2004 to 2006		2007 to 2009		Thereafter
	(millions of US$)
Long-term debt obligations	US$	4,074	US$	1,147	US$	1,222	US$	902	US$	803

We are parties to a US$100 million Export Prepayment Agreement that has a final maturity of July 2006 under which the lender has the right to demand payment of the entire amount outstanding in July 2004, subject to certain notice provisions.

Off-balance sheet arrangements

At September 30, 2003, our off-balance sheet arrangements consisted solely of guarantees. At September 30, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$326 million, of which US$278 million is denominated in United States dollars and the remaining US$48 million is denominated in local currency. We expect no losses to arise as a result of these guarantees. We have made no charges for extending these guarantees, except in the case of Albras and Samarco. See Note 9 to our unaudited interim consolidated financial statements for more information concerning these guarantees.

Recent Accounting Pronouncements

In June 2002, the FASB issued its Statement of Financial Accounting Standards No. 146—“Accounting for Costs Associated with Exit or Disposal Activities,” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not committed to disposal of or disposed of any significant activities since adoption.

In November 2002, the FASB issued Interpretation No. 45—“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which we refer to as FIN 45. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure required by FIN 45, applicable as from December 31, 2002, is set forth in Note 9 to our unaudited interim financial statements for the first nine months of 2003. We have not issued any material guarantees since December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46—“Consolidation of Variable Interest Entities,” which we refer to as FIN 46. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. FIN 46 applies immediately to variable interest entities created after January 31, 2003. We do not have any entities or transactions which are subject to the requirements of FIN 46 and do not expect FIN 46 to have a material impact on our financial statements.

In April 2003, the FASB issued its Statement of Financial Accounting Standards No. 149, which we refer to as SFAS 149. SFAS 149 amends SFAS 133 on Derivative Instruments and Hedging Activities. In particular, SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as stated in the following sentence and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 implementation issues that were effective for fiscal quarters that began prior to June 15, 2003 will continue to be applied in accordance with their respective effective dates. We are evaluating the impact of this standard on our financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150—“Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which we refer to as SFAS 150. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We have not created or modified any such contracts since June 15, 2003.

Other Matters

As noted under “Operating Review and Financial Prospects—Critical Accounting Policies—Contingencies” in our Form 20-F, in light of the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. Under applicable Brazilian tax legislation, we estimate our total contingent tax liabilities at September 30, 2003 at approximately US$434 million. We have recorded provisions for US$239 million of this amount. Based on our analysis of applicable Brazilian tax legislation, we believe we have valid grounds to avoid the payment of the remaining US$195 million of such contingent tax liabilities and that the possibility of any loss arising from such liabilities is remote.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus under the headings “Description of Debt Securities” and “Description of the Guarantees.” It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement. In this description and in the related sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus, references to “CVRD” mean Companhia Vale do Rio Doce only and do not include Vale Overseas or any of CVRD’s other subsidiaries or affiliated companies. References to the notes include both the notes and the guaranty of the notes, except where the context indicates otherwise.

General

Vale Overseas will offer the notes under an indenture among Vale Overseas, CVRD, as guarantor, and JPMorgan Chase Bank, as trustee, dated as of March 8, 2002, as supplemented by a third supplemental indenture, to be dated as of January     , 2004 and a fourth supplemental indenture to be dated as of January     , 2004. The notes will be issued only in fully registered form without coupons in minimum denominations of $2,000 and any integral multiple of US$1,000 in excess thereof. The notes will be unsecured and will rank equally with all of Vale Overseas’ other existing and future unsecured and unsubordinated debt.

Principal and Interest

The notes will be issued in an initial aggregate principal amount of $            . The notes will mature on                     , 2034.

The notes will bear interest at     % per annum from January     , 2004. Interest on the notes will be payable semi-annually on                     and                      of each year, commencing                 , 2004, to the holders in whose name the notes are registered at the close of business on the                      or                      immediately preceding the related interest payment date.

Vale Overseas will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. Vale Overseas will compute interest on the notes on the basis of a 360-day year of twelve 30-day months.

If any payment is due on the notes on a day that is not a business day, Vale Overseas will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City, São Paulo or Rio de Janeiro generally are authorized or obligated by law or executive order to close. With respect to notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.

Guaranty

CVRD has irrevocably and unconditionally guaranteed the full and punctual payment of principal, interest, additional amounts, if any, and all other amounts that may become due and payable in respect of the notes. If Vale Overseas fails to punctually pay any such amount, CVRD will immediately pay the amount that is required to be paid and has not been paid. The guaranty will be unsecured and will rank equally with all of CVRD’s other existing and future unsecured and unsubordinated debt.

Rating

The notes have been assigned a foreign currency rating of “     ” by Moody’s. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the issuers and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes.

Payment of Additional Amounts

Subject to the limitations and exceptions described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus, Vale Overseas will pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders after withholding or deduction for taxes will equal the amounts that would have been payable in the absence of such withholding or deduction. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Tax Redemption

The notes are not redeemable prior to maturity, except upon the occurrence of certain changes in the tax laws of Brazil or the Cayman Islands as a result of which Vale Overseas or CVRD becomes obligated to pay additional amounts on the notes in respect of withholding taxes at a rate in excess of 15%, in which case Vale Overseas may redeem the notes in whole but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. See “Description of Debt Securities—Optional Tax Redemption” in the accompanying prospectus.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting the ability of Vale Overseas to incur debt and take other specified actions and the ability of Vale Overseas and CVRD to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities—Certain Covenants” and “Description of Debt Securities—Additional Terms of the Vale Overseas Debt Securities” in the accompanying prospectus.

Events of Default and Illegality Events

Holders of the notes will have special rights if an event of default or an illegality event occurs. You should read the information under the heading “Description of Debt Securities—Events of Default and Illegality Events” in the accompanying prospectus.

Further Issuances

Vale Overseas reserves the right, from time to time, without your consent as a holder of the notes, to issue additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes. Vale Overseas may also issue other securities under the indenture which have different terms from the notes. Likewise, CVRD has the right, without your consent, to guarantee any such additional securities, to guarantee debt of its other subsidiaries and to issue its own debt.

Transfer Agent

Vale Overseas may appoint one or more financial institutions to act as its transfer agents, at whose designated offices the notes in certificated form must be surrendered before payment is made at their maturity. Each of those offices is referred to as a transfer agent. The initial transfer agent in Luxembourg is J.P. Morgan Bank Luxembourg S.A., and the trustee, at its corporate trust office, has been appointed as a transfer agent in New York City. Vale Overseas may add, replace or terminate transfer agents from time to time, provided that if any notes are issued in certificated form, so long as such notes are outstanding, Vale Overseas will maintain a transfer agent in Luxembourg, for so long as any notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require it, and in New York City. Vale Overseas may also choose to act as its own transfer agent. Vale Overseas must notify you of changes in the transfer agents pursuant to the provisions described under “—Notices” in this prospectus supplement and the accompanying prospectus. If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, JPMorgan Chase Bank and, if the notes are then listed on the Luxembourg Stock Exchange, at the office of the paying and transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A. Vale Overseas will not charge any fee for the registration or transfer or exchange, except that Vale Overseas may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Book-entry Ownership, Denomination and Transfer Procedures for the Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg supplements the description contained under the heading “Legal Ownership of Debt Securities” in the accompanying prospectus and is provided to you solely as a matter of convenience. You should read this section in conjunction with the information provided in the accompanying prospectus. These operations and procedures are solely within the control of the respective settlement systems and are subject to change from time to time. Vale Overseas and CVRD take no responsibility for these operations and procedures and urge you to contact the systems or their participants directly to discuss these matters.

Vale Overseas and the trustee will make an application to DTC for acceptance in its book-entry settlement system of the notes, which will be in global form. The notes will be deposited with JPMorgan Chase Bank, as custodian. The custodian and DTC will electronically record the principal amount of the notes held within the DTC system. Investors may hold such interests directly through DTC if they are participants in such system, or indirectly through organizations which are participants in DTC, such as Clearstream, Luxembourg and Euroclear.

Ownership of beneficial interests in the notes will be limited to persons who have accounts with DTC, whom we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the notes with DTC’s custodian, DTC will credit portions of the principal amount of the notes to the accounts of the DTC participants designated by the underwriters, and

•	ownership of beneficial interests in the notes will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the notes).

As long as DTC or its nominee is the registered holder of the notes, DTC or its nominee will be considered the sole owner and holder of the notes for all purposes under the indenture and the notes. Except as described above, if you hold a book-entry interest in the notes in global form, you:

•	will not have notes registered in your name,

•	will not receive physical delivery of notes in certificated form, and

•	will not be considered the registered owner or holder of an interest in the notes under the indenture or the notes.

As a result, each investor who owns a beneficial interest in the notes must rely on the procedures of DTC to exercise any rights of a holder under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of the principal of, and interest on, the notes registered in the name of DTC’s nominee will be to the order of its nominee as the registered owner of such notes. It is expected that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the notes as shown on the records of DTC or the nominee. Vale Overseas also expects that payments by DTC participants to owners of beneficial interests in the notes held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. Neither Vale Overseas, the trustee or any agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such ownership interests.

Because DTC or its nominee will be the only registered owner of the notes, Clearstream, Luxembourg and Euroclear will hold positions through their respective U.S. depositaries, which in turn will hold positions on the books of DTC.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected through DTC in accordance with DTC rules on behalf of Clearstream, Luxembourg or Euroclear, as the case may be, by their respective U.S. depositaries. However, such cross-market transactions will require delivery of instructions to Clearstream, Luxembourg or Euroclear, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Clearstream, Luxembourg or Euroclear, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving beneficial interests in the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg accountholders and Euroclear accountholders may not deliver instructions directly to the U.S. depositaries for Clearstream, Luxembourg or Euroclear.

On or after the Closing Date, transfers between accountholders in Clearstream, Luxembourg and Euroclear and transfers between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. However, as a result of time-zone differences, securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be credited to the relevant account at Clearstream, Luxembourg or Euroclear during the securities settlement processing day dated the fourth business day (T+4) following the DTC settlement date. Similarly, cash received in Clearstream, Luxembourg or Euroclear as a result of a sale of securities by or through a Clearstream, Luxembourg or Euroclear accountholder to a DTC participant will be available in the relevant

Clearstream, Luxembourg or Euroclear cash account only on the fourth business day (T+4) following the DTC settlement date. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, in the circumstances described below, DTC will surrender the notes for exchange for individual definitive notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

Clearstream, Luxembourg

Clearstream, Luxembourg was incorporated as a limited liability company under Luxembourg law.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks. Clearstream, Luxembourg customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

Distribution with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

The Euroclear System

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Euros. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries in a manner generally similar to the arrangements for cross-market transfers with DTC described above.

The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the “Cooperative”). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear system on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator.

The foregoing information about DTC, Clearstream, Luxembourg and Euroclear has been provided by each of them for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Vale Overseas, the trustee or any of the trustee’s agents will have any responsibility for the performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a note in global form is lodged with DTC or the custodian, notes represented by individual definitive notes will not be eligible for clearing or settlement through DTC, Clearstream, Luxembourg or Euroclear.

Individual Definitive Notes

Registration of title to notes in a name other than DTC or its nominee will not be permitted unless (i) DTC has notified us that it is unwilling or unable to continue as depositary for the notes in global form or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when DTC is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days or (ii) Vale Overseas decides in its sole discretion to allow some or all book-entry notes to be exchangeable for definitive notes in registered form. In such circumstances, Vale Overseas will cause sufficient individual definitive notes to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to definitive notes may be made through the transfer agent. A person having an interest in the notes in global form must provide the registrar with a written order containing instructions and such other information as we and the registrar may require to complete, execute and deliver such individual definitive notes.

If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to receive payments of principal and interest on their notes at the office of the paying agent maintained in the Borough of Manhattan, and if the notes are then listed on the Luxembourg Stock Exchange, at the office of the paying agent in Luxembourg. The rules of the Luxembourg Stock Exchange currently require cash or check mailed to the address communicated by holders against the surrender of the securities at the office of the paying agent in Luxembourg. Vale Overseas will maintain a paying agent in Luxembourg, for so long as any notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require it, and in New York City.

If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, JPMorgan Chase Bank, and, if the notes are then listed on the Luxembourg Stock Exchange, at the office of the paying and transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A. Vale Overseas will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

All money paid by Vale Overseas to the paying agents for the payment of principal and interest on the notes which remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Vale Overseas, and thereafter holders of notes in certificated form may look only to Vale Overseas and CVRD for payment.

Notices

As long as notes in global form are outstanding, notices to be given to holders will be given to the depositary, in accordance with its applicable policies as in effect from time to time. If Vale Overseas issues notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any notes are listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, Vale Overseas will publish all notices to holders in a newspaper with general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Prescription Period

Claims for payment of principal in respect of the notes shall be prescribed upon the expiration of ten years, and claims for payment of interest in respect of the notes shall be prescribed upon the expiration of five years, in each case from the relevant date (as defined below) thereof.

The “relevant date” in respect of any payment means the date on which such payment first becomes due or (if the full amount of the monies payable has not been received by the trustee on or prior to such due date) the date on which notice is given to the holders that such monies have been so received.

CERTAIN TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Brazilian and United States federal income tax considerations is based on the advice of Walkers with respect to Cayman Islands tax law, on the advice of Pinheiro Neto Advogados with respect to Brazilian tax law and on the advice of Cleary, Gottlieb, Steen & Hamilton with respect to United States federal income taxes. This summary contains a description of the principal Cayman Islands, Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of the notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the notes. This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Cayman Islands, Brazil and the United States.

The following is a general discussion of certain tax considerations for prospective investors in the notes. The discussion is based upon present law and interpretations of present law as in effect on the date of this prospectus supplement, both of which are subject to prospective and retroactive changes. The discussion does not consider any investor’s particular circumstances, and it is not intended as tax advice. Each prospective investor is urged to consult its tax advisor about the tax consequences of an investment in the notes under the laws of the Cayman Islands, Brazil and the United States, jurisdictions from which Vale Overseas may derive its income or conduct its activities, and jurisdictions where the investor is subject to taxation.

Cayman Islands Tax Considerations

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to Vale Overseas or any holder of notes. Accordingly, payment of principal of and interest on the notes will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any holder of a note and gains derived from the sale of notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

Vale Overseas has received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concession Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Vale Overseas or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of Vale Overseas or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Vale Overseas to its members or a payment of principal or interest or other sums due under a debenture or other obligation of Vale Overseas.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of the notes unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of 0.25% of the face amount thereof may be payable on each note (up to a maximum of 250 Cayman Islands dollars (“CI$”) (US$312.50)) unless stamp duty of CI$500 (US$625) has been paid in respect of the entire issue of notes.

The above conversions of Cayman Islands dollars to U.S. dollars have been made on the basis of US$1.25 = CI$1.00.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a nonresident of Brazil.

The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes. Prospective investors should consult their own tax advisers as to the consequences of purchasing the notes, including, without limitation, the consequences of the receipt of interest and the sale, redemption or repayment of the notes.

Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil (a “Nonresident”) is taxed in Brazil only when income is derived from Brazilian sources. Therefore, any gains or income (including interest and original issue discount) paid by Vale Overseas in respect of the notes issued by it in favor of Nonresident holders are not subject to Brazilian taxes.

Interest (including original issue discount), fees, commissions, expenses and any other income payable by a Brazilian resident to a Nonresident are generally subject to income tax withheld at the source. As of January 1, 1996, the rate of withholding tax is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and another country. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian tax regulations, the rate will be 25%.

If the payments with respect to the notes are made by a Brazilian source, such as by CVRD, the holders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest (including the original issue discount) and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a holder will retain an amount equal to the amounts that such holder would have retained had no such Brazilian taxes (plus interest and penalties thereon) been payable. CVRD will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the holder receives the net amount due.

Gains on the sale or other disposition of the notes made outside Brazil by a Nonresident, other than a branch or a subsidiary of Brazilian resident, to another Nonresident are not subject to Brazilian taxes. Gains made by a Brazilian Nonresident from the sale or other disposition of these notes to a Brazilian resident, subject to certain assumptions and conditions, are not subject to Brazilian taxes.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Nonresident, except for gift inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

United States Tax Considerations

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income tax purposes a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the note (a “U.S. Holder”). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with U.S. Holders that will hold notes as capital assets, and only if the U.S. Holder obtained the notes during the initial offering. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing mark to market tax accounting, persons that will hold notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. Dollar.

Investors should consult their own tax advisors in determining the tax consequences to them of holding notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Payments of Interest

Payments of interest on a note (which may include additional amounts) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Interest income in respect of the notes will constitute foreign source income for United States federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income,” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits, including credits for any tax imposed by the Cayman Islands or by Brazil, and the treatment of additional amounts. See discussion above of “Description of Notes—Payment of Additional Amounts” in this prospectus supplement, and the information appearing under the heading “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Sale or Disposition of Notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in the note will generally equal the U.S. Holder’s cost for the note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will generally be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.

UNDERWRITING

Vale Overseas intends to offer the notes through the Merrill Lynch, Pierce, Fenner & Smith Incorporated, as underwriter. Subject to the terms and conditions contained in a terms agreement between the underwriter and us, Vale Overseas has agreed to sell to the underwriter and the underwriter has agreed to purchase from Vale Overseas, the entire aggregate principal amount of the notes. The underwriter has agreed to purchase all of the notes sold pursuant to the terms agreement if any of these notes are purchased.

Vale Overseas and CVRD have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

Vale Overseas and CVRD have agreed that Vale Overseas will not, during a period of 30 days from the date of this Prospectus Supplement, without the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of Vale Overseas.

The underwriter is offering the notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the notes, and other conditions contained in the terms agreement, such as the receipt by the underwriter of officers’ certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter has advised Vale Overseas that the underwriter proposes initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of         % of the principal amount of the notes. The underwriter may allow, and the dealers may reallow, a discount not in excess of         % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $         and are payable by Vale Overseas.

New Issue of Notes

The notes are a new issue of securities with no established trading market. Application has been made to list the notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange. Vale Overseas does not intend to apply for listing of the notes on any other securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriter that it presently intends to make a market in the notes after completion of the offering. However, it is under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriter is permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriter creates a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriter may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

VALIDITY OF THE NOTES

The validity of the notes, including the guaranty, offered and sold in this offering will be passed upon for Vale Overseas and CVRD by Cleary, Gottlieb, Steen & Hamilton, New York, New York and for the underwriter by Clifford Chance US LLP, New York, New York. Certain matters of Cayman Islands law relating to the notes will be passed upon by Walkers, Cayman Islands counsel for CVRD and Vale Overseas. Certain matters of Brazilian law relating to the notes will be passed upon by Pinheiro Neto Advogados, special Brazilian Counsel for CVRD and Vale Overseas. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados will pass upon certain matters of Brazilian law relating to the notes for the underwriters.

LISTING AND GENERAL INFORMATION

1.    The notes have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg. The CUSIP, Common Code and ISIN numbers are as follows:

CUSIP:
Common Code:
ISIN:

2.    CVRD and Vale Overseas have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the notes and the guaranty. Resolutions of Vale Overseas’ Board of Directors, dated     , 2004, authorized the issuance of the notes. Resolutions of CVRD’s Board of Directors, dated     , 2004, authorized the issuance of the guaranty of the notes.

3.    Except as disclosed herein or in the accompanying prospectus or the documents incorporated by reference herein or therein, there are no pending actions, suits or proceedings against or affecting CVRD or Vale Overseas or any of their subsidiaries or any of their respective properties, which, if determined adversely to CVRD or Vale Overseas or any such subsidiary, would individually or in the aggregate have an adverse effect on CVRD’s financial condition and that of its subsidiaries taken as a whole or would adversely affect CVRD’s ability to perform its obligations under the guaranty of the notes or which are otherwise material in the context of the issue of the notes, and, to the best of CVRD’s and Vale Overseas’ knowledge, no such actions, suits or proceedings are threatened.

4.    Except as disclosed herein, since September 30, 2003, there has been no change (or any development or event involving a prospective change of which CVRD is or might reasonably be expected to be aware) which is materially adverse to CVRD’s financial condition and that of its subsidiaries taken as a whole.

Since the date of its incorporation, there has been no change or any development or event involving a prospective change of which Vale Overseas is or might reasonably be expected to be aware which is materially adverse to Vale Overseas’ financial condition.

5.    PricewaterhouseCoopers, independent auditors, has agreed to the inclusion of its reports in the accompanying prospectus in the form and context in which they are included.

6.    For so long as any of the notes are outstanding and listed on the Luxembourg Stock Exchange, copies of the following items in English will be available free of charge from The Bank of New York (Luxembourg) S.A.:

•	CVRD’s audited U.S. GAAP consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002; and

•	any related notes to these items.

For as long as any of the notes are outstanding and listed on the Luxembourg Stock Exchange, copies of Vale Overseas’ annual financial statements and CVRD’s current annual and interim financial statements may be obtained from the Luxembourg listing agent at its office listed above. CVRD currently publishes its unaudited financial information on a quarterly basis. Vale Overseas has no subsidiaries and therefore its financial statements are not prepared on a consolidated basis.

During the same period, the indenture, the third supplemental indenture, the fourth supplemental indenture and the terms agreement will be available for inspection at the office of JPMorgan Chase Bank Luxembourg S.A. in Luxembourg. CVRD and Vale Overseas will, until the repayment of the notes, maintain a transfer agent in New York as well as in Luxembourg.

7.    In connection with the application for the notes to be listed on the Luxembourg Stock Exchange, copies of the constitutive documents of CVRD and Vale Overseas (together with certified English translations thereof) and a legal notice relating to the issue of the notes will be deposited prior to listing with Registre de Commerce et des Sociétés à Luxembourg, where they may be inspected and copies obtained upon request. Additionally, copies of these constitutive documents and all agreements prepared in connection with this issue are available at the office of the transfer agent in Luxembourg. The corporate object of Vale Overseas is to issue the securities that have been issued under the indenture.

8.    According to Chapter VI, Article 3, point A/II/2 of the rules and regulations of the Luxembourg Stock Exchange, the notes will be freely transferable and therefore no transaction made on the Luxembourg Stock Exchange will be cancelled.

9.    CVRD was constituted on January 11, 1943. It is registered in Brazil with the Rio de Janeiro Board of Trade under registration number 33 300 019 766 and with the General Taxpayers Registry (CNPJ/MF) under registration number 33.592.510/0001-54.

PROSPECTUS

US$2,000,000,000

Companhia Vale do Rio Doce

(Valley of the Rio Doce Company)

Debt Securities and Guarantees

Vale Overseas Limited

Guaranteed Debt Securities

Companhia Vale do Rio Doce, or CVRD, may offer from time to time debt securities and guarantees, and Vale Overseas Limited may issue debt securities guaranteed by CVRD. The aggregate initial offering price of the securities we offer pursuant to this prospectus will not exceed US$2,000,000,000 (or the equivalent amount in other currencies, currency units or composite currencies). An accompanying prospectus supplement will specify the terms of the debt securities.

We may sell these debt securities directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

Investing in the debt securities involves risks. See “Risk Factors” in our reports that are incorporated by reference in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

December 12, 2003

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) utilizing a “shelf” registration process. Under this shelf process, CVRD may sell or issue debt securities and guarantees, and Vale Overseas may sell guaranteed debt securities, in one or more offerings. The aggregate initial offering price of the securities we sell through these offerings will not exceed $2,000,000,000 (or the equivalent amount in other currencies, currency units or composite currencies).

This prospectus provides you only with a general description of the debt securities and guarantees that we may offer. Each time we offer securities pursuant to this prospectus, we will attach a prospectus supplement to the front of this prospectus that will contain specific information about the particular offering and the terms of those securities. The prospectus supplements may also add, update or change other information contained in this prospectus. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplements and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, references to “CVRD” are to Companhia Vale do Rio Doce, its consolidated subsidiaries and its joint ventures and other affiliated companies. References to “Vale Overseas” are to Vale Overseas Limited. Terms such as “we,” “us” and “our” generally refer to one or both of Companhia Vale do Rio Doce and Vale Overseas Limited, as the context may require. References to “U.S. dollars” and “US$” or “$” are to the lawful currency of the United States and references to “real,” “reais” and “R$” are to the lawful currency of Brazil.

FORWARD-LOOKING STATEMENTS

This prospectus and the accompanying prospectus supplement, including the information incorporated by reference, contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of those forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the exploration of mineral reserves and development of mining facilities;

•	the depletion and exhaustion of mines and mineral reserves;

•	the future impact of competition and regulation;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations; and

•	the factors discussed in other documents incorporated by reference in this prospectus.

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those identified under “Risk Factors” in our SEC reports that are incorporated by reference in this prospectus. These risks and uncertainties include factors relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature, and factors relating to the highly competitive industries in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in our SEC reports incorporated by reference in this prospectus. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this prospectus and any accompanying prospectus supplement.

COMPANHIA VALE DO RIO DOCE

CVRD is one of the world’s largest producers and exporters of iron ore and pellets. CVRD is the largest diversified mining company in the Americas by market capitalization and one of the largest companies in Brazil. CVRD holds large exploration claims and operates large logistics systems including railroads and ports that are integrated with its mining operations. Directly and through affiliates and joint ventures, CVRD has major investments in the energy, aluminum-related and steel businesses.

CVRD’s main lines of business are mining, logistics and energy and are generally grouped according to the business segments below:

•	ferrous minerals: comprised of iron ore, pellets as well as manganese and ferroalloys businesses;

•	non-ferrous minerals: comprised of gold, kaolin, potash and copper businesses;

•	logistics: comprised of railroads, ports and terminals and shipping businesses;

•	energy: comprised of power generation businesses; and

•	holdings: comprised of aluminum and steel businesses.

CVRD’s legal and commercial name is Companhia Vale do Rio Doce. CVRD is a stock corporation, or sociedade anônima, duly organized on January 11, 1943, and existing under the laws of the Federative Republic of Brazil.

CVRD is organized for an unlimited period of time. CVRD’s principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil. Its telephone number is (55-21) 3814-4540.

VALE OVERSEAS LIMITED

Vale Overseas is a wholly-owned finance subsidiary of CVRD. Its business is to borrow money outside Brazil by issuing debt securities under the Vale Overseas indenture referred to under “Description of Debt Securities” to finance the activities of CVRD and its subsidiaries and affiliates.

Vale Overseas was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001, registration number 109351. Vale Overseas has been incorporated for an indefinite period. Its registered office is at Walker House, PO Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands, and its principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil. Its telephone number is (55-21) 3814-4540.

RATIO OF EARNINGS TO FIXED CHARGES

Companhia Vale do Rio Doce

The following table sets forth CVRD’s ratio of earnings to fixed charges for the periods indicated:

	For the year ended December 31,					For the nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of Earnings to Fixed Charges(1)(2)	4.28x	3.66x	3.43x	4.28x	2.65x	1.24x	6.18x

(1)	To calculate the ratio of earnings to fixed charges, CVRD calculates earnings by adding income before income taxes, equity results and minority interests, fixed charges, amortization of capitalized interest and distributed income of equity investments less capitalized interest. Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend.

(2)	For the nine-month period ended September 30, 2002, the ratio includes net foreign exchange and monetary losses of US$837 million and for the nine-month period ended September 30, 2003, the ratio includes net foreign exchange and monetary gains of US$250 million.

USE OF PROCEEDS

Companhia Vale do Rio Doce

Unless otherwise indicated in an accompanying prospectus supplement, CVRD intends to use the net proceeds from the sale of the debt securities for general corporate purposes, which may include funding working capital and capital expenditures, financing potential acquisitions, funding dividend payments and repaying existing debt.

Vale Overseas

Unless otherwise indicated in an accompanying prospectus supplement, Vale Overseas intends to on-lend the net proceeds from the sale of the debt securities to CVRD or its subsidiaries and affiliates.

LEGAL OWNERSHIP OF DEBT SECURITIES

In this prospectus and in any attached prospectus supplement, when we refer to the “holders” of debt securities as being entitled to specified rights or payments, we mean only the actual legal holders of the debt securities. While you will be the holder if you hold a security registered in your name, more often than not the registered holder will actually be either a broker, bank, other financial institution or, in the case of a global security, a depositary. Our obligations, as well as the obligations of the trustee, any registrar, any depositary and any third parties employed by us or the other entities listed above, run only to persons who are registered as holders of our debt securities, except as may be specifically provided for in a contract governing the debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

Street Name and Other Indirect Holders

Holding debt securities in accounts at banks or brokers is called holding in “street name.” If you hold our debt securities in street name, we will recognize only the bank or broker, or the financial institution that the bank or broker uses to hold the debt securities, as a holder. These intermediary banks, brokers, other financial institutions and depositaries pass along principal, interest, dividends and other payments, if any, on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. This means that if you are an indirect holder, you will need to coordinate with the institution through which you hold your interest in a security in order to determine how the provisions involving holders described in this prospectus and any prospectus supplement will actually apply to you. For example, if the debt security in which you hold a beneficial interest in street name can be repaid at the option of the holder, you cannot redeem it yourself by following the procedures described in the prospectus supplement relating to that security. Instead, you would need to cause the institution through which you hold your interest to take those actions on your behalf. Your institution may have procedures and deadlines different from or additional to those described in the applicable prospectus supplement.

If you hold our debt securities in street name or through other indirect means, you should check with the institution through which you hold your interest in a security to find out:

•	how it handles payments and notices with respect to the debt securities;

•	whether it imposes fees or charges;

•	how it handles voting, if applicable;

•	how and when you should notify it to exercise on your behalf any rights or options that may exist under the debt securities;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Global Securities

A global security is a special type of indirectly held security. If we choose to issue our debt securities, in whole or in part, in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the “depositary.” Any person wishing to own a security issued in global form must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether the debt securities will be issued only as global securities.

As an indirect holder, your rights relating to a global security will be governed by the account rules of your financial institution and of the depositary, as well as general laws relating to securities transfers. We will not recognize you as a holder of the debt securities and instead will deal only with the depositary that holds the global security.

You should be aware that if our debt securities are issued only in the form of global securities:

•	You cannot have the debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•	You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities.

•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

•	The depositary’s policies will govern payments, dividends, transfers, exchange and other matters relating to your interest in the global security. We, the trustee and any registrar have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We, the trustee and any registrar also do not supervise the depositary in any way.

•	The depositary will require that interests in a global security be purchased or sold within its system using same-day funds for settlement.

In a few special situations described below, a global security representing our debt securities will terminate and interests in it will be exchanged for physical certificates representing the debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to you. You must consult your bank or broker to find out how to have your interests in the debt securities transferred to your name, so that you will be a direct holder.

Unless we specify otherwise in the prospectus supplement, the special situations for termination of a global security representing our debt securities are:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when such depositary is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days; or

•	CVRD, or Vale Overseas, as applicable, decides in its sole discretion to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not us, the trustee or any registrar) is responsible for deciding the names of the institutions that will be the initial direct holders.

DESCRIPTION OF DEBT SECURITIES

The following briefly summarizes the material provisions of the debt securities and the CVRD and Vale Overseas indentures that will govern these debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of your series of debt securities, which will be described in more detail in the applicable prospectus supplement.

Indenture

Any debt securities and guarantees that we issue will be governed by an indenture. The trustee under the indenture has two main roles:

•	First, the trustee can enforce your rights against CVRD and Vale Overseas if CVRD or Vale Overseas defaults. There are some limitations on the extent to which the trustee acts on your behalf, described below under “—Events of Default and Illegality Events.”

•	Second, the trustee performs administrative duties for us, such as sending interest payments to you, transferring your debt securities to a new buyer if you sell and sending notices to you.

CVRD will issue debt securities under an indenture we refer to as the CVRD indenture. Unless otherwise provided in the applicable prospectus supplement, the trustee under the CVRD indenture will be JPMorgan Chase Bank. Vale Overseas will issue debt securities guaranteed by CVRD under an indenture dated as of March 8, 2002, as supplemented by a third supplemental indenture, among Vale Overseas, CVRD and JPMorgan Chase Bank, as trustee, which we refer to as the Vale Overseas indenture.

The indentures and their associated documents contain the full legal text of the matters described in this section. We have agreed in each indenture that New York law governs the indenture and the debt securities. We have filed a copy of the form of the CVRD indenture, the original Vale Overseas indenture and the form of the Vale Overseas third supplemental indenture with the SEC as exhibits to our registration statement. We have consented in each indenture to the non-exclusive jurisdiction of any U.S. federal and state courts sitting in the borough of Manhattan in the City of New York. (Sections 1.12 and 1.14)

Types of Debt Securities

This section summarizes material terms of the debt securities that are common to all series and to each of the CVRD and Vale Overseas indentures, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series.

Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including the definition of various terms used in the indentures. For example, we describe the meanings for only the more important terms that have been given special meanings in the indentures. We also include references in parentheses to some sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in any prospectus supplement, those sections or defined terms are incorporated by reference herein or in such prospectus supplement.

We may issue original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. We may also issue indexed securities or securities denominated in currencies other than the U.S. dollar, currency units or composite currencies, as described in more detail in the prospectus supplement relating to any such debt securities. We will describe the U.S. federal income tax consequences and any other special considerations applicable to original issue discount, indexed or foreign currency debt securities in the applicable prospectus supplement.

In addition, the material financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement relating to that series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series described in the applicable prospectus supplement.

The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the debt securities of the series;

•	any limit upon the aggregate principal amount of the debt securities of the series;

•	the person to whom any interest on a debt security of the series will be payable, if other than the person in whose name that security is registered at the close of business on the regular record date for such interest;

•	the date or dates on which the principal of the debt securities of the series is payable;

•	the rate or rates at which the debt securities of the series will bear interest, if any, the date or dates from which such interest will accrue, the interest payment dates on which any such interest will be payable and the regular record date for any interest payable on any interest payment date;

•	the place or places where the principal of and any premium and interest on debt securities of the series will be payable and the manner in which any payment may be made;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part, at our option;

•	the obligation, if any, of the issuer to redeem or purchase debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series will be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which debt securities of the series will be issuable;

•	if other than the currency of the United States, the currency, currencies or currency units in which payment of the principal of and any premium and interest on any debt securities of the series will be payable and the manner of determining the equivalent thereof in the currency of the United States for purposes of the definition of “outstanding” securities;

•	if the amount of payments of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index, the manner in which such amounts will be determined;

•	if the principal of or any premium or interest on any debt securities of the series is to be payable, at the election of CVRD or Vale Overseas or a holder thereof, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on debt securities of such series as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

•	if other than the principal amount thereof, the portion of the principal amount of debt securities of the series which will be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default or illegality event;

•	any collateral or other security pledged against payment of principal, interest or premium, if any, on the debt securities;

•	whether and how additional amounts will be payable with respect to the debt securities of the series;

•	whether the debt securities of the series will be issuable in whole or in part in the form of one or more global securities and, in such case, the depositary or depositaries for such global security or global securities and any circumstances other than those set forth in this prospectus in which any such global security may be transferred to, and registered and exchanged for debt securities registered in the name of, a person other than the depositary for such global security or a nominee thereof and in which any such transfer may be registered;

•	any addition to or change in the covenants which apply to the debt securities of the series;

•	whether the debt securities of the series will be subject to the defeasance or covenant defeasance provisions of the applicable indenture; and

•	any other terms of the series. (Section 3.1)

In addition, the prospectus supplement will state whether we will list the debt securities of the series on any stock exchanges and, if so, which ones. In the case of debt securities issued by CVRD, the prospectus supplement will identify the trustee and the indenture under which the debt securities of the series will be issued.

Form, Exchange and Transfer

The debt securities will be issued, unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. (Section 3.2)

You may have your debt securities broken into more debt securities of smaller authorized denominations or combined into fewer debt securities of larger authorized denominations, as long as the total principal amount is not changed. This is called an exchange. (Section 3.4)

You may exchange or transfer your registered debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring registered debt securities. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also register transfers of the registered debt securities. (Sections 3.4 and 10.2)

You will not be required to pay a service charge for any registration of transfer or exchange debt securities, but you may be required to pay any tax or other governmental charge associated with the registration of transfer or exchange. The registration of transfer or exchange of a registered debt security will only be made if you have duly endorsed the debt security or provided the security registrar with a written instrument of transfer satisfactory in form to the security registrar. (Section 3.4)

Payment and Paying Agents

If your debt securities are in registered form, we will pay interest to you if you are listed in the trustee’s records as a direct holder at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day is called the “regular record date” and will be stated in the prospectus supplement. (Sections 3.6 and 3.1.5)

We will pay interest, principal, additional amounts and any other money due on global registered debt securities pursuant to the applicable procedures of the depositary or, if the debt securities are not in registered form, at our office or agency maintained for that purpose in New York, New York. We may also choose to pay interest by mailing checks. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent. (Sections 2.2 and 10.3)

Regardless of who acts as paying agent, all money that we pay as principal, premium or interest to a paying agent, or then held by us in trust, that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us or (if then held by us) discharged from trust. After that two-year period, direct holders may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 10.3)

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Section 1.6)

Modification and Waiver

Each indenture provides several categories of changes that can be made to the indenture and the debt securities. A supplemental indenture will be prepared if holder approval is required.

Changes Requiring Each Holder’s Approval

First, each indenture provides that there are changes to that indenture that cannot be made without the approval of each holder of the outstanding debt securities affected thereby. Those types of changes are:

•	a change in the stated maturity for any principal or interest payment on the debt securities;

•	a reduction in the principal amount, the interest rate, the redemption price for the debt securities or the principal amount that would be due and payable upon acceleration;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on the debt securities;

•	a change in the place of any payment on the debt securities;

•	an impairment of the holder’s right to sue for payment of any amount due on its securities;

•	a reduction in the percentage in principal amount of the outstanding debt securities needed to change the indenture or the debt securities;

•	a change in the terms of payment from, or control over, or release or reduction of any collateral or security interest to secure the payment of principal, interest or premium, if any, under any debt security;

•	a reduction in the percentage in principal amount of the outstanding debt securities needed to waive its compliance with the indenture or to waive defaults; and

•	a modification of the sections of the indenture relating to supplemental indentures, waiver with the consent of holders or waiver of past defaults, except to increase the percentage of holders required to make a revision or to provide that certain other provisions of the indenture cannot be modified or waived without the approval of each holder of the debt securities. (Section 9.2)

Changes Not Requiring Approval

Second, each indenture provides that some changes do not require any approval by holders of outstanding debt securities under that indenture. This type of change is limited to clarifications of ambiguities, omissions, defects and inconsistencies, amendments, supplements and other changes that would not adversely affect the holders of outstanding debt securities under the indenture in any material respect, such as adding covenants, additional events of default or successor trustees. (Section 9.1)

Changes Requiring Majority Approval

Each indenture provides that other changes to the indenture and the outstanding debt securities under the indenture and any waiver of any provision of the indenture must be approved by the holders of a majority in principal amount of each series of securities affected by the change or waiver. The required approval must be given by written consent. (Section 9.2)

Each indenture provides that the same majority approval would be required for CVRD or Vale Overseas to obtain a waiver of any of its covenants in the applicable indenture. The covenants of CVRD and Vale Overseas in each indenture include the promises CVRD and Vale Overseas make about merging and creating liens on their assets, which are described below under “—Certain Covenants; Mergers and Similar Transactions” and “—Certain Covenants; Limitation on Liens.” If the holders approve a waiver of a covenant, CVRD and Vale Overseas will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the debt securities or the indenture, as it affects any security, that CVRD and Vale Overseas cannot change without the approval of the holder of that security as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver. (Section 9.2)

Voting Mechanics

Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities held by Vale Overseas, CVRD or their affiliates are not considered outstanding. (Section 1.1)

CVRD or Vale Overseas will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the applicable indenture. In limited circumstances, the trustee, and not CVRD or Vale Overseas, will be entitled to set a record date for action by holders. If a record date is set for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we or the trustee, as applicable, may specify. This period may be shortened or lengthened (but not beyond 180 days). (Sections 1.4.5, 1.4.6 and 1.4.7)

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted if we seek to change the indenture or the debt securities or request a waiver.

Redemption

Unless otherwise indicated in the applicable prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund; that is, we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, other than as set forth in “Optional Tax Redemption” below, unless otherwise specified in the applicable prospectus supplement, we will not be entitled to redeem your debt security before its stated maturity. (Section 11.1.1)

If the applicable prospectus supplement specifies a redemption date, it will also specify one or more redemption prices, which may be expressed as a percentage of the principal amount of your debt security or by reference to one or more formulae used to determine the redemption price. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities during those periods will apply.

If the applicable prospectus supplement specifies a redemption commencement date, we may redeem your debt security at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price, together with interest accrued to the redemption date. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed. If less than all of the debt securities are redeemed, the trustee will authenticate and deliver to the holder of such debt securities without service charge, a new debt security or securities of the same series and of like tenor, of any authorized denomination as requested by such holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the debt security so surrendered. If less than all of the debt securities are redeemed, the trustee will choose the debt securities to be redeemed by lot, or in the trustee’s discretion, pro rata. (Section 11.5)

In the event that we exercise an option to redeem any debt security, we will give to the trustee and the holder written notice of the principal amount of the debt security to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date. We will give the notice in the manner described above under “—Notices.” (Section 11.2)

Subject to any restrictions that will be described in the prospectus supplement, we or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, in our discretion, be held, resold or canceled.

Optional Tax Redemption

Unless otherwise indicated in a prospectus supplement, we will have the option to redeem, in whole but not in part, the debt securities where, as a result of a change in or amendment to any laws (or any rules or regulations thereunder) or the official interpretation, administration or application of any laws, rules or regulations, we would be required to pay additional amounts, as described below under “—Payment of Additional Amounts,” in excess of those attributable to Brazilian or Cayman Islands (in the case of securities issued under the Vale Overseas indenture) withholding tax on the basis of a statutory rate of 15%, and if the obligation cannot be avoided by CVRD or Vale Overseas, as applicable, after taking measures CVRD or Vale Overseas, as applicable, considers reasonable to avoid it. This applies only in the case of changes or amendments that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities and in the jurisdiction where we are incorporated. If the applicable issuer is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor. (Section 11.1.3 and Section 10.7)

If the debt securities are redeemed, the redemption price for debt securities (other than original issue discount debt securities) will be equal to the principal amount of the debt securities being redeemed and any applicable premium plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified in the prospectus supplement for such securities. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the debt securities. No notice may be given earlier than 90 days prior to the earliest date on which we, but for such redemption would be obligated to pay such additional amounts, and the obligation to pay such additional amounts must remain in effect at the time notice is given. (Sections 11.1 and 11.2)

Payment of Additional Amounts

Each indenture provides that all payments in respect of the debt securities issued thereunder will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture), a successor jurisdiction or any authority therein or thereof having power to tax unless CVRD or Vale Overseas, as applicable, is compelled by law to deduct or withhold such taxes, duties, assessments or governmental charges. In such event, CVRD or Vale Overseas, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of debt securities after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the debt securities in the absence of such withholding or deduction. Notwithstanding the foregoing, neither CVRD nor Vale Overseas will have to pay additional amounts under any of the following circumstances:

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such security by reason of his having some connection with Brazil or the Cayman Islands (in the case of securities issued under the Vale Overseas indenture) other than the mere holding of the security and the receipt of payments with respect to the security;

•	in respect of securities surrendered (if surrender is required) more than 30 days after the Relevant Date except to the extent that the holder of such security would have been entitled to such additional amounts on surrender of such security for payment on the last day of such period of 30 days;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture) or a successor jurisdiction or applicable political subdivision or authority thereof or therein having power to tax, of such holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and CVRD or Vale Overseas, as applicable, has given the holders at least 30 days’ notice that holders will be required to provide such certification, identification or other requirement;

•	in respect of any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

•	in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest on the security or by direct payment by CVRD or Vale Overseas in respect of claims made against CVRD or Vale Overseas; or

•	in respect of any combination of the above. (Section 10.7.1)

The prospectus supplement relating to the debt securities may describe additional circumstances in which we would not be required to pay additional amounts. (Section 3.1)

For purposes of the provisions described above, “Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received by the trustee on or prior to such due date, the date on which notice is given to the holders that the full amount is so received by the trustee. The debt securities are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided above, neither Vale Overseas nor CVRD shall be required to make a payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein. (Section 10.7.1)

In the event that additional amounts actually paid with respect to the debt securities described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such debt securities, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such debt securities, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to CVRD or Vale Overseas, as the case may be. (Section 10.7.4)

Any reference in this prospectus, the indenture or the debt securities to principal, interest or any other amount payable in respect of the debt securities or the guarantee by Vale Overseas or CVRD will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection. (Section 10.7.5)

Certain Covenants

Mergers and Similar Transactions

Unless otherwise specified in the applicable prospectus supplement, CVRD and Vale Overseas will each covenant that they will not without the consent of the holders of a majority in aggregate principal amount of the securities outstanding under the applicable indenture consolidate with or merge into any other corporation or (x) in the case of CVRD, convey or transfer all or substantially all of its mining properties or assets to any other person or (y) in the case of Vale Overseas, convey or transfer all or substantially all of its properties or assets to any other person, unless:

•	the corporation formed by such consolidation or into which CVRD or Vale Overseas is merged or the person which acquires by conveyance or transfer all or substantially all of the mining properties or assets of CVRD or all or substantially all of the properties and assets of Vale Overseas, which we refer to as the successor corporation, will expressly assume the due and punctual payment of the principal of and interest on all the securities issued under the applicable indenture and all other obligations of CVRD or Vale Overseas under the applicable indenture and the securities issued under that indenture;

•	immediately after giving effect to such transaction, no event of default or illegality event with respect to any security issued under the applicable indenture will have occurred and be continuing;

•	CVRD, and in the case of the Vale Overseas indenture, Vale Overseas, has delivered to the trustee under the applicable indenture a certificate signed by two executive officers of CVRD, and in the case of the Vale Overseas indenture, two directors of Vale Overseas, stating that such consolidation, merger, conveyance or transfer complies with this section and that all conditions precedent provided in the applicable indenture, which relate to such transaction, have been complied with and an opinion of independent external counsel of recognized standing stating that such consolidation, merger, conveyance or transfer complies with this covenant and that all conditions provided, which relate to the transaction, have been complied with; and

•	the successor corporation will expressly agree to withhold against any tax, duty, assessment or other governmental charge thereafter imposed or levied by Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture), a successor jurisdiction or any political subdivision or authority thereof or therein having power to tax as a consequence of such consolidation, merger, conveyance or transfer with respect to the payment of principal of or interest on the securities, and to pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of the securities after any such withholding or deduction will equal the respective amounts of principal, premium (if any) and interest which would have been receivable in respect of the securities in the absence of such consolidation, merger, conveyance or transfer, subject to exceptions and limitations contained in “—Payment of Additional Amounts,” in relation to the successor jurisdiction. (Article 8)

Upon any consolidation, merger, conveyance or transfer in accordance with these conditions, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of, CVRD or Vale Overseas under the securities with the same effect as if the successor corporation had been named as the issuer or guarantor, as applicable, of the securities under the applicable indenture. If a successor corporation is incorporated in or considered to be resident in a jurisdiction other than Brazil or the Cayman Islands, such jurisdiction will be referred to as a “successor jurisdiction.” No successor corporation will have the right to redeem the debt securities unless CVRD or Vale Overseas, as applicable, would have been entitled to redeem the debt securities in similar circumstances. (Article 8)

If the conditions described above are satisfied, neither CVRD nor Vale Overseas will need to obtain the consent of the holders in order to merge or consolidate or (x) in the case of CVRD, convey or transfer all or substantially all of its mining properties or assets to any other person or (y) in the case of Vale Overseas, convey or transfer all or substantially all of its properties or assets to any other person. Also, CVRD and Vale Overseas will not need to satisfy these conditions if CVRD or Vale Overseas enters into other types of transactions, including the following:

•	any transaction in which either CVRD or Vale Overseas acquires the stock or assets of another person;

•	any transaction that involves a change of control of CVRD or Vale Overseas, but in which neither CVRD nor Vale Overseas merges or consolidates; and

•	any transaction in which CVRD or Vale Overseas sells or otherwise disposes of (x) in the case of CVRD, less than substantially all of its mining properties or assets or (y) in the case of Vale Overseas, less than substantially all of its properties or assets.

Limitation on Liens

Unless otherwise specified in the applicable prospectus supplement, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will covenant that for so long as any securities remain outstanding, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will not create, incur, issue or assume any Indebtedness secured by any mortgage, pledge, lien, hypothecation, security interest or other encumbrance except for Permitted Liens (as defined below), without, at the same time or prior thereto, securing the outstanding securities equally and ratably therewith. (Section 10.6)

For purposes of this covenant, “Permitted Liens” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance:

•	granted upon or with regard to any property acquired after the issue date of the series of securities by CVRD or Vale Overseas, as applicable, to secure the purchase price of such property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such property; provided, however, that the maximum sum secured thereby shall not exceed the purchase price of such property or the Indebtedness incurred solely for the purpose of financing the acquisition of such property;

•	in existence on the date of the issuance of the applicable series of debt securities and any extension, renewal or replacement thereof; provided, however, that the total amount of Indebtedness so secured shall not exceed the amount so secured on the date of the supplemental indenture;

•	arising by operation of law, such as tax, merchants’, maritime or other similar liens arising in the ordinary course of business of CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture);

•	arising in the ordinary course of business in connection with the financing of export, import or other trade transactions to secure Indebtedness of CVRD or Vale Overseas;

•	securing or providing for the payment of Indebtedness incurred in connection with any project financing by CVRD; provided that (1) such security shall not extend to any property in existence on the date of the issuance of the applicable series of debt securities, to any revenues from such property, or to any proceeds from claims belonging to CVRD which arise from the operation, failure to meet specifications, failure to complete, exploitation, sale or loss of, or damage to, such property (“Claims Proceeds”), (2) such security shall not extend to any property (or to any revenues or Claims Proceeds therefrom) at any project in existence on the date of the issuance of the applicable series of debt securities other than the existing power plant projects named Aimorés, Candonga, Funil, Capim Branco I and Capim Branco II, Foz de Chapecó, Santa Isabel, Serra Quebrada and Estreito projects and (3) such security only extends to properties which are the subject of such project financing, to any revenues from such properties, or to any Claims Proceeds from such properties;

•	granted upon or with regard to any present or future asset or property of CVRD or Vale Overseas to (i) any Brazilian governmental credit agency (including, but not limited to the Brazilian National

Treasury, Banco Nacional de Desenvolvimento Econômico e Social, BNDES Participações S.A., Financiadora de Estudos e Projetos and Agência Especial de Financiamento Industrial); (ii) any Brazilian official financial institutions (including, but not limited to Banco da Amazônia S.A—BASA and Banco do Nordeste do Brasil S.A.—BNB); (iii) any non-Brazilian official export-import bank or official export-import credit insurer; or (iv) the International Finance Corporation or any non-Brazilian multilateral or government-sponsored agency;

•	existing on any asset prior to the acquisition thereof by CVRD or Vale Overseas and not created in contemplation of such acquisition;

•	created over funds reserved for the payment of principal, interest and premium, if any, due in respect of securities issued under the applicable indenture; or

•	granted after the date of the CVRD indenture or the Vale Overseas third supplemental indenture, as applicable, upon or in respect of any asset of CVRD or Vale Overseas other than those referred to above, provided that the aggregate amount of Indebtedness secured pursuant to this exception shall not, on the date any such Indebtedness is incurred, exceed an amount equal to 10% of CVRD’s stockholders’ equity (calculated on the basis of CVRD’s latest quarterly unaudited or annual audited non-consolidated financial statements whichever is the most recently prepared in accordance with accounting principles generally accepted in Brazil and currency exchange rates prevailing on the last day of the period covered by such financial statements).

You should consult the prospectus supplement relating to your debt securities for further information about these covenants and whether they are applicable to your debt securities.

Defeasance and Discharge

The following discussion of full defeasance and discharge and covenant defeasance and discharge will only be applicable to your series of debt securities if CVRD or Vale Overseas chooses to apply them to that series, in which case we will so state in the prospectus supplement. (Section 12.1 of the CVRD indenture; Section 13.1 of the Vale Overseas indenture)

If the applicable prospectus supplement states that full defeasance will apply to a particular series, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will be legally released from any payment or other obligations on the debt securities, except for various obligations described below (called “full defeasance”), provided that CVRD or Vale Overseas, as applicable, in addition to other actions, puts in place the following arrangements for you to be repaid:

•	CVRD or Vale Overseas, as applicable, must irrevocably deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency debt securities or bonds that, in the opinion of a firm of nationally recognized independent public accountants, will generate enough cash to make interest, principal and any other payments, including additional amounts, on the debt securities on their various due dates.

•	CVRD or Vale Overseas, as applicable, must deliver to the trustee a legal opinion of outside counsel, based upon a ruling by the U.S. Internal Revenue Service or upon a change in applicable U.S. federal income tax law, confirming that under then current U.S. federal income tax law CVRD or Vale Overseas, as applicable, may make the above deposit without causing you to be taxed on the debt securities any differently than if CVRD or Vale Overseas, as applicable, did not make the deposit and instead repaid the debt securities itself. (Sections 12.2 and 12.4 of the CVRD indenture; Sections 13.2 and 13.4 of the Vale Overseas indenture)

If CVRD or Vale Overseas ever did accomplish full defeasance as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to CVRD or Vale Overseas for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of CVRD’s or Vale Overseas’ lenders and other creditors if CVRD or Vale Overseas were ever to become bankrupt or insolvent. However, even if CVRD or Vale Overseas takes these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

If the applicable prospectus supplement states that covenant defeasance will apply to a particular series, CVRD or Vale Overseas can make the same type of deposit described above and be released from all or some of the restrictive covenants (if any) that apply to the debt securities of the particular series. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, CVRD or Vale Overseas would be required to take all of the steps described above  under “—Defeasance and Discharge” except that the opinion of counsel would not have to refer to a change in United States Federal income tax laws or a ruling from the United States Internal Revenue Service. (Sections 12.3 and 12.4 of the CVRD indenture; Sections 13.3 and 13.4 of the Vale Overseas indenture)

If CVRD or Vale Overseas were to accomplish covenant defeasance, the following provisions of the indenture and/or the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement; and

•	the events of default relating to breach of the defeased covenants, described below under “What Is An Event of Default?”.

If CVRD or Vale Overseas accomplishes covenant defeasance, you would still be able to look to it for repayment of the debt securities if there were a shortfall in the trust deposit. If any event of default occurs and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 12.3 and 12.4 of the CVRD indenture; Sections 13.3 and 13.4 of the Vale Overseas indenture)

Ranking

The debt securities will rank equally with all the other unsecured and unsubordinated indebtedness of CVRD or Vale Overseas, as the case may be. The debt securities will effectively be subordinate to our secured indebtedness and to the indebtedness of our subsidiaries. (Section 10.13)

Events of Default and Illegality Events

Each indenture provides that you will have special rights if an event of default or an illegality event occurs and is not cured or waived, as described later in this subsection and as may be specified in the applicable prospectus supplement.

What Is an Event of Default?  Each indenture provides that the term “event of default” with respect to any series of debt securities means any of the following:

•	failure to pay any interest (or additional amounts, if any) on any of the debt securities of that series on the date when due, which failure continues for a period of 30 days; or failure to pay any principal or premium, if any (or additional amounts, if any), on any of the debt securities of that series on the date when due;

•	in relation to CVRD, its significant subsidiaries and Vale Overseas (in the case of securities issued under the Vale Overseas indenture): any default or event of default occurs and is continuing under any agreement, instrument or other document evidencing outstanding Indebtedness in excess of US$50 million in aggregate (or its equivalent in other currencies) and such default or event of default results in the actual acceleration of such indebtedness;

•	CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) fails to duly perform or observe any other covenant or agreement in respect of the debt securities of that series and such failure continues for a period of 60 days after CVRD or Vale Overseas, as applicable, receives a notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of the affected series; or

•	CVRD or a significant subsidiary of CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) (i) has a court decree or order in an involuntary case or proceeding under any applicable bankruptcy, insolvency, suspension of payments, reorganization or other similar law, entered against it, or has a court decree or order adjudging it bankrupt or insolvent, or suspending its payments, or approving a petition seeking its reorganization, arrangement, adjustment or composition or appointing a liquidator or other similar official of it or of any substantial part of its property, or ordering its winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (ii) commences a voluntary bankruptcy, insolvency, reorganization or other similar proceeding or consents to a decree or order in, or commencement of, an involuntary bankruptcy or the filing or consent to filing of a petition or answer or consent seeking reorganization or relief or consent to the appointment of a liquidator or similar official of it or of any substantial part of its property, or the making of an assignment for the benefit of its creditors, or the admission in writing of its inability to pay its debts generally as they become due, or the taking of any corporate action in furtherance of any such action, or its general inability to make payment of its obligations as they come due. (Section 5.1)

For these purposes, “Indebtedness,” with respect to any person, means any amount payable (whether as a direct obligation or indirectly through a guarantee by such person) pursuant to (i) an agreement or instrument involving or evidencing money borrowed, (ii) a conditional sale or a transfer with recourse or with an obligation to repurchase or (iii) a lease with substantially the same economic effect as any such agreement or instrument and which, under U.S. GAAP, would constitute a capitalized lease obligation; provided, however, that as used in the cross-acceleration provision described in the second bullet point under “—What is an Event of Default?” “Indebtedness” will not include any payment made by CVRD on behalf of an affiliate, upon any indebtedness of such affiliate becoming immediately due and payable as a result of a default by such affiliate, pursuant to a guarantee or similar instrument provided by CVRD in connection with such indebtedness, provided that such payment made by CVRD is made within five business days of notice being provided to CVRD that payment is due under such guarantee or similar instrument.

For the purpose of the definition of Indebtedness, “affiliate” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof that (i) CVRD directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with or (ii) in which CVRD has a 20% or more holding of voting shares. (Section 1.1)

“Significant subsidiary” means, at any time, a subsidiary of which CVRD’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) exceeds 10% of the total assets of the consolidated group as of the end of the most recently completed fiscal year. (Section 1.1)

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture, although the default and acceleration of one series of debt securities may trigger a default and acceleration of another series of debt securities. (Section 5.1)

What Is an Illegality Event?  Each indenture provides that the term “illegality event” with respect to debt securities of any series means an event as a result of which it is unlawful for CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) to perform or comply with any one or more of its obligations under any of the debt securities of the series. (Section 5.2)

Remedies if an Event of Default or Illegality Event Occurs.  Except as provided in the next sentence, if an event of default or an illegality event has occurred and is continuing, the trustee at the written request of holders of not less than 25% in principal amount of the outstanding debt securities of that series will declare the entire principal amount of the debt securities of that series to be due and payable immediately and upon any such declaration, the principal, accrued interest and any unpaid additional amounts will become immediately due and payable. If an event of default occurs because of a bankruptcy, insolvency or reorganization relating to CVRD (but not any significant subsidiary) or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) the entire principal amount of the debt securities of that series will be automatically accelerated, without any declaration or action by the trustee or any holder, and any principal, accrued interest or additional amounts will become due and payable.

Each of the situations described above is called an acceleration of the maturity of the debt securities under the applicable indenture. If the maturity of the debt securities of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may cancel the acceleration of the debt securities, provided that CVRD or Vale Overseas, as applicable, has paid or deposited with the trustee under the applicable indenture a sum sufficient to pay (i) all overdue interest and any additional amounts on all of the debt securities of the series, (ii) the principal of any debt securities of the series which have become due (other than amounts due solely because of the acceleration), (iii) interest upon overdue interest at the rate borne by (or prescribed therefor in) the securities of that series (to the extent that payment of this interest is lawful), and (iv) all sums paid or advanced by the trustee under the applicable indenture and all amounts CVRD or Vale Overseas owe the trustee; and all other defaults with respect to the debt securities of that series have been cured or waived. (Section 5.3)

The trustee is not required under either of the indentures to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the applicable indenture, or in the exercise of any of its rights or powers, if the trustee has reasonable grounds for believing that repayment of the funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Section 6.1)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee under the applicable indenture written notice of a continuing event of default or illegality event.

•	The holders of not less than 25% in principal amount of the outstanding debt securities of the series must make a written request that the trustee institute proceedings in respect of the event of default or illegality event.

•	They or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities to be incurred in taking that action.

•	The trustee must not have taken action for 60 days after the above steps have been taken.

•	During those 60 days, the holders of a majority in principal amount of the outstanding debt securities of the series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of the series. (Section 5.8)

Under each indenture, you are entitled, however, at any time to bring a lawsuit for the payment of money due on your security on or after its due date and which was not paid in full by CVRD or Vale Overseas. (Section 5.9)

Book-entry and other indirect holders should consult their bank or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the debt securities.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive any default for the debt securities of the series, except for defaults which cannot be waived without the consent of each holder. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default, however, without the approval of each holder of the affected series of securities. (Section 5.14)

CVRD and, in the case of the Vale Overseas indenture, Vale Overseas, will furnish to the trustee within 120 days after the end of our fiscal year every year a written statement of certain of our officers and directors, as the case may be, that will either certify that, to the best of their knowledge, we are in compliance with the indenture and the debt securities or specify any default. In addition, CVRD and Vale Overseas, as applicable, will notify the trustee within 15 days after becoming aware of the occurrence of any event of default. (Section 10.4)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

Additional Terms of the Vale Overseas Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the Vale Overseas debt securities will have the following additional basic terms.

Moody’s confirmation

Prior to issuing additional securities under the Vale Overseas indenture, Vale Overseas will be required to confirm with Moody’s that such issue or the related guarantee will not affect the then current rating of any other series of outstanding debt securities issued under the indenture. (Section 3.1)

Guarantee by CVRD

Payments of amounts due by Vale Overseas under the debt securities and the Vale Overseas indenture will be guaranteed by CVRD through the operation of a guarantee. See “Description of the Guarantees.”

Restrictive Covenants

CVRD and Vale Overseas will not make any changes to the constitutive documents of Vale Overseas that would allow Vale Overseas to engage in any business or carry out any activities other than the financing of CVRD Group companies by issuing securities under the Vale Overseas indenture and incidental or related activities, except as the trustee may otherwise approve if so directed by the holders of not less than 25% of the principal amount of the outstanding securities issued under the Vale Overseas indenture, or to take or omit to take any action or consent to an act or omission that could lead to the entry of a decree, order or other action by a court placing Vale Overseas in bankruptcy, liquidation or similar proceedings or otherwise declaring Vale Overseas insolvent. (Section 10.22)

Vale Overseas will covenant not to, without the prior consent in writing of the trustee if so directed by the holders of not less than 25% of the principal amount of the outstanding securities issued under the Vale Overseas indenture:

•	incur any indebtedness for borrowed moneys, other than the issue of any securities under the Vale Overseas indenture, and then only if (i) following the issue of such further securities, Vale Overseas will not be deemed to be an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended, and (ii) Moody’s has confirmed in advance, in writing, to the trustee that the issuer of any further securities will not result in a downgrading of the then current rating assigned to any outstanding securities;

•	engage in any business or carry out any activities other than the financing of CVRD Group companies by issuing securities under the Vale Overseas indenture and incidental or related activities;

•	declare or pay any dividends, make any distribution of its assets, have any subsidiaries or employees, purchase, own, lease or otherwise acquire any real property, dispose of any part of any collateral or create any mortgage, charge or other security or right of recourse in respect thereof in favor of any person, release any party to the Vale Overseas indenture from any existing obligations thereunder or consolidate or merge with any other person (other than as provided in the Vale Overseas indenture); or

•	take or omit to take any action, or consent to actions or omissions, that could lead to the entry of a decree, order or other action by a court placing Vale Overseas in bankruptcy, liquidation or similar proceedings or otherwise declaring Vale Overseas insolvent. (Section 10.21)

Regarding the Trustee

JPMorgan Chase Bank is serving as the trustee of the debt securities under the Vale Overseas indenture and may serve as the trustee under the CVRD indenture. JPMorgan Chase Bank may from time to time have other business relationships with CVRD, Vale Overseas and their affiliates.

DESCRIPTION OF THE GUARANTEES

The following description of the terms and provisions of the guarantees summarizes the general terms that will apply to each guarantee that we deliver in connection with an issuance of debt securities by Vale Overseas. When Vale Overseas sells a series of its debt securities, CVRD will execute and deliver a guarantee of that series of debt securities under the Vale Overseas indenture.

Pursuant to any guarantee, CVRD will irrevocably and unconditionally agree, upon the failure of Vale Overseas to make the required payments under the applicable series of debt securities and the Vale Overseas indenture, to make any required payment. The amount to be paid by CVRD under the guarantee will be an amount equal to the amount of the payment Vale Overseas fails to make. (Article 12 of the Vale Overseas indenture)

PLAN OF DISTRIBUTION

Initial Offering and Sale of Securities

We may sell the debt securities from time to time in their initial offering as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In some cases, we or dealers acting with us or on our behalf may also purchase debt securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our debt securities through any of these methods or other methods described in the applicable prospectus supplement.

The debt securities we distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase debt securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase debt securities from the public on our behalf. The prospectus supplement relating to any particular offering of debt securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”).

From time to time, we may sell debt securities to one or more dealers acting as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those debt securities to the public.

We may sell debt securities from time to time to one or more underwriters, who would purchase the debt securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell debt securities to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agents. Underwriters may resell the debt securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of debt securities.

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase debt securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

Each series of debt securities will be a new issue, and there will be no established trading market for any security prior to its original issue date. We may not list any particular series of debt securities on a securities exchange or quotation system. No assurance can be given as to the liquidity or trading market for any of the debt securities.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Brazil

Pinheiro Neto Advogados, special Brazilian counsel for CVRD and Vale Overseas, has advised us that a final conclusive judgment for the payment of money rendered by any New York State or federal court sitting in New York City in respect of the debt securities would be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Federal Supreme Court of Brazil. This ratification is available only if:

•	the judgment fulfills all formalities required for its enforceability under the laws of the State of New York;

•	the judgment was issued by a competent court after proper service of process on the parties, which service of process if made in Brazil must comply with Brazilian law, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment was authenticated by a Brazilian consulate in the State of New York;

•	the judgment was translated into Portuguese by a certified translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

We have also been advised by Pinheiro Neto Advogados that:

•	Civil actions may be brought before Brazilian courts in connection with this prospectus based solely on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against CVRD (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action).

•	The ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law. In addition, the Brazilian or the foreign plaintiff who resides abroad or is abroad during the course of the suit in Brazil must give a pledge to cover legal fees and court expenses of the defendant, should there be no immovable assets in Brazil to assure payment thereof, except in case of execution actions or counterclaims as established under article 836 of the Brazilian Code of Civil Procedure.

•	Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the debt securities.

Cayman Islands

Vale Overseas has been advised by its Cayman Islands counsel, Walkers, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court having jurisdiction over the defendant according to Cayman Islands conflict of law rules. To be so enforced the foreign judgment must be final and for a liquidated sum not in respect of taxes or a fine or penalty or of a kind inconsistent with a Cayman Islands judgment in respect of the same matters or obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice, statute or the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will:

•	recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any State thereof; or

•	in original actions brought in the Cayman Islands, impose liabilities upon the civil liability provisions of the securities laws of the United States or any State thereof,

•	in each case, on the grounds that such provisions are penal in nature.

A Cayman Islands’ court may stay proceedings if concurrent proceedings are being brought elsewhere.

EXPERTS

The audited financial statements of CVRD incorporated in this registration statement by reference to our Form 20-F for the year ended December 31, 2002, except as they relate to certain of our subsidiaries and affiliates, have been audited by PricewaterhouseCoopers Auditores Independentes, independent accountants, and, insofar as they relate to such subsidiaries and affiliates, by various other independent accountants, whose reports thereon appear in our Form 20-F. Such financial statements have been so incorporated by reference in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

Among the audit reports included in our Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this registration statement, are those relating to the financial statements of our affiliates Companhia Hispano-Brasileira de Pelotizacao—Hispanobras, Companhia Italo-Brasileira de Pelotizacao—Itabrasco and Mineracao Rio do Norte S.A. These audit reports for the year ended December 31, 2001 were issued by Arthur Andersen S/C, the former Brazilian affiliate of Arthur Andersen LLP. We have been informed that Arthur Andersen S/C no longer has employees in Brazil, and despite our reasonable efforts we have not been able to obtain the consent of Arthur Andersen S/C to incorporate these audit reports by reference into the registration statement. An investor’s right to sue an “expert,” such as an accountant, under Section 11 of the Securities Act of 1933 for material misstatements and omissions in the parts of the registration statement prepared or certified by the expert, is conditioned on that expert having consented to being named in the registration statement. As a result, it may not be possible to sue Arthur Andersen S/C under Section 11 of the Securities Act on the basis of material misstatements and omissions in the parts of the registration statement prepared or certified by Arthur Andersen S/C.

With respect to CVRD’s unaudited interim consolidated financial statements, at and for the six months ended June 30, 2003 and 2002, incorporated by reference in this registration statement, PricewaterhouseCoopers Auditores Independentes reported that they have applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they did not express an opinion on our unaudited interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for their report on our interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers Auditores Independentes within the meaning of Sections 7 and 11 of the Securities Act.

Vale Overseas’ financial statements as of December 31, 2002 are incorporated by reference in the registration statement in reliance upon the report of PricewaterhouseCoopers Auditores Independentes, independent accountants, given on the authority of said firm as experts in auditing and accounting.

We have retained AMEC E&C Services Inc., or AMEC, to audit and verify some of our estimates of proven and probable reserves as of December 31, 2002. Unless specifically stated, our reserve estimates have not been audited by AMEC. The estimates of proven and probable reserves and mine life incorporated by reference herein have been audited and verified by AMEC, which has indicated that our proven and probable reserves have been estimated in accordance with good engineering practices, using current reasonable cost estimates.

VALIDITY OF THE DEBT SECURITIES

Unless otherwise specified in the applicable prospectus supplement, the validity of the debt securities and guarantees under New York law will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton; certain matters of Brazilian law relating to the debt securities and guarantees will be passed upon by Pinheiro Neto Advogados; certain matters of Cayman Islands law relating to the debt securities will be passed upon by Walkers; and certain matters will be passed upon for any agents, dealers or underwriters by Clifford Chance US LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act relating to the debt securities offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules thereto, and any other materials we may file with the SEC may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the SEC maintains an Internet web site at http://www.sec.gov, from which you can electronically access the registration statement and its exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with the SEC will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus the following documents that have been filed with or furnished to the SEC:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

•	Our Reports on Form 6-K furnished to the SEC on July 1, 2003, July 8, 2003, July 25, 2003, July 28, 2003, August 4, 2003, August 28, 2003, September 2, 2003, September 3, 2003, September 19, 2003, October 9, 2003, October 16, 2003, October 17, 2003, October 27, 2003, October 29, 2003, November 10, 2003 and November 17, 2003.

•	Our Report on Form 6-K furnished to the SEC on August 14, 2003 relating to the additional dividend.

•	Our Report on Form 6-K furnished to the SEC on August 18, 2003 relating to the sale of Fazenda Brasileiro.

We also incorporate by reference into this prospectus any future filings on Form 20-F made with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus, and, to the extent designated therein, reports on Form 6-K that we furnish to the SEC.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department of CVRD at the following address: Avenida Graça Aranha, No. 26, 17th floor, 20030-900 Rio de Janeiro, RJ, Brazil (telephone no: (55 21) 3814-4557).

Information that we file later with the SEC will automatically update and supersede this information. This means that you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded.

US$

Vale Overseas Limited

    % Guaranteed Notes due 2034

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

January     , 2004